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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
(Rule 14d-101)

Solicitation/Recommendation Statement
Under Section 14(d)(4) of the Securities Exchange Act of 1934

Millennial Media, Inc.
(Name of Subject Company)

Millennial Media, Inc.
(Name of Persons Filing Statement)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

60040N105
(CUSIP Number of Class of Securities)

Ho Shin
General Counsel
Millennial Media, Inc.
2400 Boston Street, Suite 300
Baltimore, Maryland 21224
(410) 522-8705
(Name, address and telephone numbers of person authorized
to receive notice and communications on behalf of the persons filing statement)

With copies to:
John J. Egan, III, Esq.
Joseph L. Johnson, III, Esq.
Ian D. Engstrand, Esq.
Goodwin Procter LLP
53 State Street
Boston, MA 02109
(617) 570-1000

☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1.    Subject Company Information.

Name and Address.

        The name of the subject company is Millennial Media, Inc., a Delaware corporation ("Millennial" or the "Company"). The address of the Company's principal executive office is 2400 Boston Street, Suite 300, Baltimore, Maryland 21224. The telephone number of the Company's principal executive office is (410) 522-8705.

Securities.

        The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (this "Schedule 14D-9") relates is the Company's common stock, par value of $0.001 per share (the "Shares"). As of September 15, 2015, there were 142,731,031 Shares issued and outstanding.

Item 2.    Identity and Background of Filing Person.

Name and Address.

        The name, business address and business telephone number of the Company, which is both the person filing this Schedule 14D-9 and the subject company, are set forth above under the heading "Name and Address" in Item 1.

Tender Offer.

        This Schedule 14D-9 relates to the tender offer (the "Offer") by Mars Acquisition Sub, Inc. ("Acquisition Sub"), a Delaware corporation and direct wholly owned subsidiary of AOL Inc. ("AOL"), a Delaware corporation, to purchase all of the outstanding Shares at a price per Share equal to $1.75 (the "Offer Price"), net to the holder in cash, without interest and less any applicable taxes required to be withheld, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 18, 2015 (as amended or supplemented from time to time, the "Offer to Purchase"), and in the related Letter of Transmittal (as amended or supplemented from time to time, the "Letter of Transmittal"). The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the "Schedule TO"), filed by Acquisition Sub and AOL with the United States Securities and Exchange Commission (the "SEC") on September 18, 2015. The Offer to Purchase and form of Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B) to this Schedule 14D-9, respectively, and are incorporated herein by reference.

        The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of September 3, 2015 (as it may be amended from time to time, the "Merger Agreement"), by and among the Company, AOL and Acquisition Sub. Following consummation of the Offer, the Merger Agreement provides that, among other things, upon its terms and subject to the satisfaction or (to the extent permitted by applicable law) waiver of each of the applicable conditions set forth therein, Acquisition Sub will be merged with and into the Company (the "Merger" and, together with the Offer and the other transactions contemplated by the Merger Agreement, the "Transactions"), with the Company surviving as a wholly owned subsidiary of AOL (the "Surviving Corporation"). Because the Merger will be effected under Section 251(h) of the General Corporation Law of the State of Delaware ("DGCL"), no stockholder vote will be required to consummate the Merger. The Company does not expect there to be a significant period of time between the consummation of the Offer and the consummation of the Merger. At the effective time of the Merger (the "Effective Time"), all remaining outstanding Shares not tendered in the Offer (other than Shares held (i) in the treasury of the Company or by AOL or Acquisition Sub, which Shares shall be canceled and shall cease to exist, (ii) by a wholly owned subsidiary of the Company or AOL (other than Acquisition Sub) or a wholly owned subsidiary of

Acquisition Sub, which Shares shall be converted into shares of the Surviving Corporation representing the same percentage ownership of the Surviving Corporation that such holder owned in the Company prior to the effective time of the Merger, and (iii) by stockholders who validly exercise appraisal rights under Delaware law with respect to such Shares) will be canceled and converted into the right to receive an amount equal to the Offer Price in cash, without interest and less any applicable taxes required to be withheld.

        Acquisition Sub commenced (within the meaning of Rule 14d-2 promulgated under the Securities Exchange Act of 1934 (the "Exchange Act")) the Offer on September 18, 2015. Subject to the terms and conditions of the Merger Agreement and the Offer, the Offer shall initially be scheduled to expire at 11:59 p.m., New York City time, at the end of the day on October 16, 2015, the date that is 20 business days (for this purpose calculated in accordance with Rules 14d-1(g)(3) and 14d-2 promulgated under the Exchange Act) following commencement of the Offer.

        The foregoing summary of the Offer, the Merger and the Merger Agreement is qualified in its entirety by the description contained in the Offer to Purchase and the Letter of Transmittal and the Merger Agreement. A copy of the Merger Agreement is filed as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated herein by reference.

        As set forth in the Schedule TO, the principal executive offices of AOL and Acquisition Sub are located at 770 Broadway, New York, New York 10003.

        The information relating to the Offer, including the Offer to Purchase, the Letter of Transmittal and related documents and this Schedule 14D-9, can be obtained without charge from the SEC's website at www.sec.gov.

Item 3.    Past Contacts, Transactions, Negotiations and Agreements.

        Except as set forth in this Schedule 14D-9, as of the date hereof, to the knowledge of the Company, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between the Company or its affiliates, on the one hand, and (i) its executive officers, directors or affiliates or (ii) AOL or its respective executive officers, directors or affiliates, on the other hand.

Arrangements between the Company and AOL.

Merger Agreement

        The summary of the Merger Agreement contained in Section 11 of the Offer to Purchase and the description of the terms and conditions of the Offer contained in the Offer to Purchase are incorporated herein by reference. The Merger Agreement governs the contractual rights among the Company, AOL and Acquisition Sub in relation to the Offer and the Merger. The Merger Agreement has been included as an exhibit to this Schedule 14D-9 to provide the Company's stockholders with information regarding the terms of the Merger Agreement. In particular, the assertions embodied in the representations and warranties contained in the Merger Agreement are qualified by information in a confidential disclosure letter provided by the Company to AOL and Acquisition Sub in connection with the execution and delivery of the Merger Agreement. The disclosure letter contains information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the Merger Agreement. Moreover, the representations and warranties in the Merger Agreement are the product of negotiations among the Company, AOL and Acquisition Sub, and certain representations and warranties in the Merger Agreement were used for the purpose of allocating risk among the Company, AOL and Acquisition Sub, rather than establishing matters of fact and may be subject to a contractual standard of materiality or material adverse effect different from that generally applicable to public disclosures to stockholders. The Company's stockholders are not third-party beneficiaries of the

Merger Agreement (except that, any one or more of the Company's stockholders may enforce the provisions in the Merger Agreement relating to the payment of the consideration in the Offer or the Merger at the Offer acceptance time or at the Effective Time, as the case may be).

        The foregoing summary of the Merger Agreement and the descriptions of the terms and conditions of the Offer contained in the Offer to Purchase does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, a copy of which is filed as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated herein by reference.

Confidentiality Agreement

        On January 19, 2015, the Company and AOL entered into a Confidential Non-Disclosure Agreement, effective as of January 16, 2015 (the "Confidentiality Agreement"), as amended on May 18, 2015 by the Joinder Agreement to Confidential Non-Disclosure Agreement by and among the Company, Verizon Communications Inc. ("Verizon") and AOL (the "Joinder Agreement"), as further amended on August 26, 2015, pursuant to which, the Company, AOL and Verizon agreed, subject to certain limitations, to keep confidential certain non-public information about the other parties in connection with the consideration of a possible transaction between AOL and the Company. The foregoing summary of the provisions of the Confidentiality Agreement does not purport to be complete and is qualified in its entirety by reference to the Confidentiality Agreement, Joinder Agreement and amendments thereto, copies of which are filed as Exhibits (e)(2), (e)(3) and (e)(4) hereto and are incorporated herein by reference.

Exclusivity Agreement

        On June 15, 2015, the Company and AOL entered into an exclusivity agreement (as amended, the "Exclusivity Agreement"), pursuant to which the Company agreed that, during the period commencing on June 15, 2015 and ending on the earliest to occur of (i) the date of execution of a definitive written agreement between the Company and AOL, (ii) the termination of negotiations between the Company and AOL with respect to the proposed transaction, (iii) any reduction in the proposed purchase price of the proposed transaction or (iv) July 17, 2015, the Company would not, among other things, solicit any inquiries or engage in discussions with respect to, or provide any information to any other persons in connection with, any alternative transaction involving the Company, or enter into any agreement with respect thereto. AOL agreed to a customary one-year standstill with respect to the Company that would terminate if, among other circumstances, the Company entered into a definitive agreement with a third party (including AOL) to effect a business combination. On July 21, 2015, following the expiration of the exclusivity period, the Company and AOL executed an amendment to the Exclusivity Agreement pursuant to which the Company agreed that until August 20, 2015, it would continue to promptly notify AOL of the receipt of the initial communication from any third party regarding an alternative transaction. The foregoing summary of the provisions of the Exclusivity Agreement does not purport to be complete and is qualified in its entirety by reference to the Exclusivity Agreement and amendment thereto, copies of which are filed as Exhibits (e)(5) and (e)(6) hereto and incorporated herein by reference.

Arrangements between the Company and its Executive Officers, Directors and Affiliates.

        Certain of the Company's executive officers and directors may be deemed to have interests in the Transactions that may be different from, or in addition to, those of the Company's stockholders generally. These interests may create potential conflicts of interest. The Company's Board of Directors (the "Board") was aware of those interests and considered them, among other matters, in reaching its decision to approve the Merger Agreement and related Transactions.

Effect of the Merger on Company Shares and Equity-Based Incentive Awards

        Certain directors and executive officers of the Company hold outstanding Company stock options and Company restricted stock units.

Shares

        The Company's executive officers and directors who tender the Shares they own pursuant to the Offer will be entitled to receive the same Offer Price per Share on the same terms and conditions as the other Company stockholders who tender Shares into the Offer. If the Merger occurs, at the Effective Time, any Shares owned by the Company's executive officers and directors that were not tendered into the Offer will be entitled to receive the same Offer Price per Share on the same terms and conditions as the other Company stockholders whose Shares are exchanged in the Merger.

Equity-Based Incentive Awards

Stock Options

        Pursuant to the Merger Agreement, as of the Effective Time, each Company stock option outstanding and unexercised immediately prior to the Effective Time, whether vested or unvested, by virtue of the Merger and without any action on the part of any holder of any Company stock option, shall be canceled and converted automatically into the right to receive a cash payment with respect thereto equal to the product of (i) the number of Shares subject to such Company stock option as of the Effective Time and (ii) the excess, if any, of the Offer Price over the exercise price per Share subject to such Company stock option as of the Effective Time. In the event that the exercise price per Share subject to such Company stock option equals or exceeds the Offer Price, such Company stock option will be cancelled, in accordance with the terms of the applicable equity incentive plan and award agreement, for no consideration as of the Effective Time, and the holder thereof will have no further rights with respect thereto.

        All Company stock options will accelerate and become fully vested immediately prior to the Effective Time. To the extent that any such Company stock option is outstanding as of the Effective Time, the cash payment in respect of such Company stock option will be settled, less any required withholding taxes, as promptly as practicable following the Effective Time.

Restricted Stock Units

        Pursuant to the Merger Agreement, as of the Effective Time, each Company restricted stock unit outstanding immediately prior to the Effective Time, by virtue of the Merger and without any action on the part of any holder of any Company restricted stock unit, shall be canceled and converted automatically into the right to receive a cash payment with respect thereto equal to the product of (i) the number of Shares subject to such Company restricted stock unit as of the Effective Time and (ii) the Offer Price.

        To the extent that any such Company restricted stock unit is outstanding as of the Effective Time, whether vested or unvested, the cash payment in respect of such Company restricted stock unit will generally vest, subject to continued service, and be settled, less any required withholding taxes, on the original vesting and settlement schedule of such Company restricted stock unit. Any cash payment in respect of such unvested Company restricted stock unit shall, prior to the applicable vesting date, remain subject to the same vesting terms and conditions (including any applicable acceleration provisions) to which the underlying Company restricted stock unit was subject, unless otherwise agreed to by AOL and an applicable holder in writing with respect to acceleration provisions relating to certain specified employment or other termination rights.

        Pursuant to the applicable award agreements in respect of Company restricted stock units held by the Company's executive officers, in the event of a change in control (i) 50% of unvested Company restricted stock units (or 100% in the case of Matthew Gillis, Ho Shin and Andrew Jeanneret's September 2012 grants, as well as Marc Theermann's June 2014 grant of 325,000 Company restricted stock units) will become immediately vested, and (ii) 100% of unvested Company restricted stock units will become immediately vested upon a termination of the executive officer's service without cause (as defined in the applicable executive officer's individual employment agreement or offer letter, if any, with the Company) or for good reason (as defined in the applicable executive officer's individual employment agreement or offer letter, if any, with the Company) within one month (or two months in the case of Michael Barrett) prior to, as of, or within 12 months after the date that such change in control is consummated.

Employment Agreements

        The Company is party to employment agreements or offer letters with its executive officers that provide for the severance payments and benefits described below upon a termination of employment by the Company without cause or, with respect to all executive officers, for good reason (a "qualifying termination"). The Company's employment agreements or offer letters with its executive officers do not provide for any additional benefits in connection with a change in control.

        Upon a qualifying termination, subject to the applicable executive officer executing and not revoking an effective release of claims in favor of the Company and its related entities and agents, each executive officer would become entitled to the following:

  •
  an amount equal to 12 months of base salary for Michael Barrett, the Company's chief executive officer, and six months of base salary for the other executive officers, excluding Matthew Gillis, who is entitled to three months of base salary, in each case, payable on the Company's regular payroll dates and less applicable tax withholdings; and

  •
  subject to the executive electing such coverage, the Company will pay for the executive's medical, dental, and/or vision coverage under COBRA for up to 12 months for Michael Barrett and six months for the other executive officers, excluding Matthew Gillis, who is entitled to three months.

        The employment agreements of certain executive officers provide that any "golden parachute" payments subject to the excise tax imposed by Section 4999 of the Internal Revenue Code of 1986, as amended (the "Code") will be reduced to the maximum amount that does not trigger the "golden parachute" excise tax unless the executive officer would be better off (on an after-tax basis) receiving all payments and benefits due and paying all applicable excise and income taxes. Accordingly, certain payments and/or benefits contingent on the Merger that may be made to any such executive officer may be reduced pursuant to such executive officer's employment agreement.

        For an estimate of the value of the payments and benefits described above that would become payable under the employment agreements with each of the Company's named executive officers in the event of a qualifying termination event, see "—Information Regarding Golden Parachute Compensation," and the assumptions set forth under that subheading, below. We estimate that the aggregate cash value of the severance payments and benefits described above that would become payable to Ernest Cormier, Matthew Gillis, Andrew Jeanneret and Ho Shin, the Company's other executive officers, assuming that the Effective Time of the Merger occurred on October 19, 2015 and each other executive officer experienced a qualifying termination on that date, is $654,500.

Compensation Arrangements Entered Into in Connection with the Merger

Retention Program

        In connection with the Merger, the Company intends to establish a cash-based retention award program for the benefit of certain of its employees, which may include executive officers. The aggregate amount of the retention award pool is expected to be $600,000 and no individual retention award payment may exceed $150,000. Any amounts from the retention award pool will be paid immediately prior to the Effective Time subject to the employee's continued employment with the Company. Individual retention awards under the retention program will be allocated among employees of the Company and its subsidiaries identified, and in the amounts and on the terms determined, by Mr. Barrett. If a retention award is forfeited by a participant, Mr. Barrett may reallocate the retention award (or unpaid portion thereof) to existing employees or new hires of the Company and its subsidiaries, subject to consultation in good faith with AOL.

        As of the date of this Schedule 14D-9, certain of the Company's executive officers, Andrew Jeanneret and Ho Shin, have been allocated a retention award payment under this cash-based retention award program, and as discussed above, no such individual retention award payment exceeds $150,000.

2015 Bonus Plan

        The Company expects to pay out bonuses to its employees immediately prior to the closing of the Merger, including to its executive officers (other than Matthew Gillis and Ernest Cormier) under the Company's 2015 Bonus Plan for executive officers (the "2015 Bonus Plan"). The aggregate amount paid is estimated to be $4.3 million, prior to withholding of taxes. The amount paid to each individual employee will be pro-rated to the end of the month in which the closing date of the Merger occurs (and further pro-rated as appropriate for employees that commenced employment with the Company during 2015), and calculated at 100% of such employee's target achievement (after excluding any bonuses already paid to such employee during 2015).

Certain Employment Arrangements Following the Merger

        In connection with the execution of the Merger Agreement, AOL entered into employment offer letters with Ernest Cormier, Matthew Gillis and seven other Company employees, which are conditioned upon, and will become effective as of, the closing of the Merger (the "Offer Letter(s)"). The Offer Letters will supersede any prior employment arrangements that such employees had previously entered into with the Company. The Offer Letters with Matthew Gillis and seven other Company employees also contain a retention bonus component.

        Mr. Cormier's Offer Letter provides for (i) an annual base salary of $450,000, (ii) an annual target cash bonus of 75% of base salary, (iii) an annual AOL equity award with a target grant date value of $600,000, which will be settled in cash, (iv) a sign-on cash bonus of $25,000, payable in the second pay period following his first day of employment with AOL, and (v) a pro-rated annual bonus under the 2015 Bonus Plan, assuming that performance has been achieved at target, payable within 60 days following the closing date of the Merger. In the event that Mr. Cormier's employment is terminated by AOL without cause, subject to Mr. Cormier's execution and non-revocation of a release of claims, Mr. Cormier would be entitled to continued payment of base salary, COBRA premium reimbursements and outplacement services for 12 months. In addition, Mr. Cormier is entitled to two one-time AOL equity grants: (i) a founder's grant of AOL restricted stock units with a grant date value of $700,000, which will vest in full on June 30, 2018, and will be settled in cash, and (ii) a sign-on AOL equity grant with a grant date value of $600,000, which will vest in three equal installments on each of the first three anniversaries of the grant date, and will be settled in cash. Vesting of the sign-on equity award and founder's equity award are subject to Mr. Cormier's continued employment through the applicable vesting dates.

        Mr. Gillis's Offer Letter provides for (i) an annual base salary of $420,000, (ii) an annual target bonus of 75% of base salary, and (iii) a pro-rated annual bonus under the 2015 Bonus Plan, assuming that performance has been achieved at target, payable within 60 days following the closing date of the Merger. In the event that Mr. Gillis's employment is terminated by AOL without cause, subject to Mr. Gillis's execution and non-revocation of a release of claims, Mr. Gillis would be entitled to continued payment of base salary, COBRA premium reimbursements and outplacement services for six months. Mr. Gillis's Offer Letter also provides for a cash bonus in an aggregate amount of $500,000 to be paid to Mr. Gillis in two equal installments on each of the first and second anniversaries of the Effective Date. If Mr. Gillis is terminated without cause prior to the end of the bonus period, he will receive any unpaid retention bonus payments.

        The Offer Letters for the seven other employees generally contain provisions regarding base salary, incentive compensation, retention bonuses, employee benefits, severance and non-competition obligations, among other standard provisions.

        AOL has proposed entering into offer letters and retention bonus letters with two additional employees, Jason Kelly and Marc Theermann. At this time, Messrs. Theermann and Kelly have not entered into offer letters or retention bonus letters with AOL.

Continuing Employee Benefits

        Pursuant to the Merger Agreement, AOL has agreed that each Company employee who continues as an employee of the Surviving Corporation, of AOL or of any of their respective subsidiaries following the consummation of the Merger (a "continuing employee") will, until the earlier of the termination of such continuing employee's employment with such entities or the first anniversary of the consummation of the Merger, be provided with (a) a base salary or wage that is no less than that provided to the continuing employee immediately prior to the Effective Time and (b) incentive compensation and employee benefits in the aggregate that are substantially comparable to those provided to similarly situated employees of AOL or any of its subsidiaries.

        Pursuant to the Merger Agreement, AOL has also agreed that, until June 23, 2016, continuing employees who are terminated without cause by the Surviving Corporation, AOL or any of their respective subsidiaries and who are not otherwise entitled to severance under an individual agreement will generally receive severance payments and benefits no less than those provided under the Parent's applicable severance guidelines (with the base salary component of such severance payments or benefits not to exceed 12 months of base salary for employees who, immediately prior to the Effective Time, were at or below the vice president level, or 18 months of base salary for employees who, immediately prior to the Effective Time, were at the senior vice president or executive vice president level).

        In addition, AOL has agreed to recognize years of service with the Company or its subsidiaries under AOL employee benefit plans to the extent such service would have been recognized under a corresponding Company employee benefit plan (including for purposes of eligibility to participate, vesting, vacation entitlement and severance benefits, but not to the extent that such crediting would result in any duplication of benefits for the same period of service). AOL has also agreed to (A) cause any pre-existing condition exclusions and waiting periods to be waived to the extent that such limitations were inapplicable to, or had been satisfied, under the corresponding Company employee benefit plan and (B) provide credit for deductibles and co-payments to the extent such expenses would have been credited under the corresponding Company employee benefit plan.

        AOL also has agreed that the Company will cause each participant in any of the Company's benefit plans intended to be qualified under Section 401(a) of the Code to be fully vested in such participant's plan account immediately prior to the closing of the Merger. The Company will consult with AOL (and consider in good faith the advice of AOL) prior to the Company sending any mass written notices or other mass communication materials (including any postings to any website) with respect to the foregoing items described in this paragraph (and, for the avoidance of doubt, not including any compensation or benefits matters not related to the Merger) to its employees or former employees or any of its subsidiaries, but excluding any mass written notices or other mass communication materials with respect to administrative matters. Prior to the Effective Time, the Company will provide AOL with reasonable access following advance notice to such employees or former employees for purposes of AOL providing notices or other communication materials regarding AOL compensation and benefit plans and the matters described in this section; provided, that such access shall not unduly interfere with the operation of the business of the Company prior to the closing.

        The foregoing summary of certain provisions of the Merger Agreement does not purport to be complete, and is qualified in its entirety by the Merger Agreement, a copy of which is filed as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated herein by reference.

Indemnification and Insurance

        Pursuant to the terms of the Merger Agreement, the Company's directors and executive officers will be entitled to certain ongoing indemnification and coverage under directors' and officers' liability insurance policies from AOL or the Surviving Corporation for a period of time following the Effective Time. Such indemnification and insurance coverage is further described in the section entitled "—Effect of the Merger on Director and Officer Indemnification and Insurance" below.

Information Regarding Golden Parachute Compensation

        The information set forth below is intended to comply with Item 402(t) of Regulation S-K regarding the compensation for each of the Company's named executive officers who were named executive officers in the Company's most recent filing with the SEC under the Securities Act or Exchange Act that required disclosure pursuant to Item 402(c) of Regulation S-K (the "named executive officers"), that is based on or otherwise relates to the Offer and/or the Merger. This compensation is referred to as "golden parachute" compensation by the applicable SEC disclosure rules. The table below assumes that the closing of the Merger, and thus the date of the "change in control" as used below, occurred on October 19, 2015, that the employment of the named executive officer was terminated by the Company without cause or by the named executive officer for good reason on such date, that no amount of withholding taxes are applicable to any payments set forth in the table, that no payments are delayed for six months to the extent required under Code Section 409A and that no payments are subject to reduction to the extent required by the terms of any applicable agreement to account for the application of Code Section 280G to such payments. The amounts set forth in the table are estimates based on the $1.75 per Share cash consideration payable under the Merger Agreement. As a result of these assumptions and estimates, and the additional assumptions and estimates described in the footnotes accompanying this table, the actual amounts, if any, that a named executive officer receives may materially differ from the amounts set forth in the below table. For additional details regarding the terms of the payments described below, see the discussion above in the section entitled "—Arrangements between the Company and its Executive Officers, Directors and Affiliates."

Name	Cash(1) ($)	Equity(2) ($)	Benefits(3) ($)	Total ($)
Michael Barrett	500,000	21,649	24,000	545,649
Jason Kelly	200,000	563,480	12,000	775,480
Marc Theermann	162,500	482,869	12,000	657,369

(1)
As described in more detail above in "—Arrangements between the Company and its Executive Officers, Directors and Affiliates," this amount equals the "double-trigger" cash severance payments payable to each of the named executive officers upon a qualifying termination of employment, which consists of (i) an amount equal to 12 months of base salary for Mr. Barrett, and 6 months of base salary for the other named executive officers, in each case payable on the Company's regular payroll dates. For purposes of this table, we have assumed that the Effective Time of the Merger, and the named executive officer's qualifying termination, occur on October 19, 2015. The named executive officers must also comply with post-termination restrictive covenants, including certain proprietary information, inventions, non-competition and non-solicitation obligations.

(2)
As described in more detail above in "—Arrangements between the Company and its Executive Officers, Directors and Affiliates," (a) each outstanding unvested Company stock option held by a named executive officer immediately prior to the Effective Time will be canceled and converted automatically into the right to receive a cash payment with respect thereto equal to the product of (i) the number of Shares subject to such Company stock option as of the Effective Time and (ii) the excess, if any, of the Offer Price over the exercise price per Share subject to such Company stock option as of the Effective Time; and (b) each outstanding unvested Company restricted stock unit that is held by a named executive officer will be cancelled and converted automatically into the right to receive a cash payment with respect thereto equal to the product of (i) the number of Shares subject to such Company restricted stock unit as of the Effective Time and (ii) the Offer Price, with such cash payment to become vested, subject to continued service, and settled based on the original vesting and settlement schedule of the Company restricted stock unit. Pursuant to the applicable award agreements in respect of Company stock options and Company restricted stock units held by the Company's named executive officers, in the event of a change in control (a) 50% of unvested Company stock options and Company restricted stock units (or 100% of unvested Company restricted stock units in the case of Mr. Theermann's June 2014 grant of 325,000) will become immediately vested, and (ii) 100% of unvested Company restricted stock units will become immediately vested upon a termination of the named executive officer's service without cause (as defined in the applicable named executive officer's individual employment agreement or offer letter with the Company) or for good reason (as defined in the applicable named executive officer's individual employment agreement or offer letter with the Company) within one month (or two months in the case of Mr. Barrett) prior to, as of, or within 12 months after the date that such change in control is consummated. The cash amounts to be paid to named executive officers in respect of their Company equity-based incentive awards that are fully vested as of October 19, 2015 are not required to be included in the above table, accordingly they are not included.

The following table sets forth the values of each type of equity-based incentive award that would vest in connection with the Merger, assuming that each named executive officer experiences a qualifying termination on such date, including the value of any related dividend equivalents. All such amounts are attributable to "double-trigger" arrangements. The amounts in this column and in the table below assume a price per Share equal to $1.75, the fixed dollar amount per Share that will be received by stockholders of the Company in the Offer.

Name	Value of Company Stock Options ($)	Value of Company Restricted Stock Units ($)	Total ($)
Michael Barrett	1,444	20,205	21,649
Jason Kelly	—	563,480	563,480
Marc Theermann	—	482,869	482,869
(3)
As described in more detail above in "—Arrangements between the Company and its Executive Officers, Directors and Affiliates," this amount equals the estimated value of the "double-trigger" Company-paid medical, dental and/or vision benefit coverage under COBRA for up to 12 months for Michael Barrett and 6 months for the other named executive officers, as provided under the terms of the named executive officers' respective employment agreements or offer letter. This amount is based on the applicable named executive officer's elected level of coverage for plan year 2015 and the rate applicable to such coverage effective as of January 1, 2015. Except for the welfare benefit described in the immediately preceding sentence, as of the date of this Schedule 14D-9, the named executive officers are not expected to receive any perquisites or personal benefits that are based on or otherwise relate to the Offer and/or the Merger.

  Effect of the Merger on Director and Officer Indemnification and Insurance

          AOL and the Surviving Corporation shall indemnify, defend and hold harmless, and advance expenses to, each present and former director and officer of the Company or its subsidiaries (the "Indemnified Persons") with respect to all acts or omissions by them, in their capacities as such at any time prior to the Effective Time, to the fullest extent permitted by applicable law. Without limiting the foregoing, until the sixth anniversary of the Effective Time of the Merger, AOL, the Surviving Corporation and its subsidiaries shall (i) indemnify and hold harmless each Indemnified Person against any costs, expenses or losses in connection with any action arising out of or pertaining to (a) any action or omission or alleged action or omission in connection with such Indemnified Person's capacity as an officer or director of the Company or any of its subsidiaries or affiliates or (b) the Offer, the Merger, the Merger Agreement and any transactions contemplated thereby; and (ii) pay in advance of the final disposition of any action the expenses of any Indemnified Person upon receipt of an undertaking by or on behalf of such Indemnified Person to repay such amount if it shall ultimately be determined that such Indemnified Person is not entitled to be indemnified. Neither AOL nor the Surviving Corporation shall settle or compromise or consent to the entry of any judgment for which indemnification may be sought unless such settlement or compromise, consent or termination includes an unconditional release of all Indemnified Persons from all liability arising out of such claim.

          The Company shall, and if the Company is unable to, AOL shall cause the Surviving Corporation to, obtain and fully pay the premium for the non-cancellable extension of the directors' and officers' insurance policies and the Company's existing fiduciary liability insurance policies, in each case for a claims reporting or discovery period of at least six years from the Effective Time of the Merger with respect to any claim related to any period prior thereto from an insurance carrier with the same or better credit rating as the Company's current applicable insurance carrier (the "D&O Insurance"), with terms, conditions, retentions and limits of liability that are no less favorable than the coverage provided under the Company's existing policies. If the Company or the Surviving Corporation fails to obtain such "tail" insurance policies, AOL or the Surviving Corporation will maintain in effect for at least six years from the Effective Time of the Merger the D&O Insurance in place as of the date of the Merger Agreement or provide insurance for the Indemnified Persons from an alternative carrier with the same or better credit rating and with terms and conditions no less favorable than the Company's existing coverage. However, AOL shall not be required to spend in excess of 275% of the annual premiums currently paid by the Company for such insurance.

  Section 16 Matters

          Pursuant to the Merger Agreement, the Board has adopted a resolution so that the disposition of all Company equity securities pursuant to the Merger Agreement by any officer or director of the Company who is a covered person for purposes of Section 16 of the Exchange Act will be an exempt transaction for purposes of Section 16 of the Exchange Act.

Item 4.    The Solicitation or Recommendation.

Recommendation of the Board.

        At a meeting held on September 2, 2015, after careful consideration, the Board, among other things, unanimously (i) determined that the Merger Agreement and the Transactions contemplated by the Merger Agreement, including the Offer and the Merger, are fair to and in the best interests of the Company and its stockholders, (ii) approved and declared advisable the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, in accordance with the requirements of Delaware law, and (iii) recommended that holders of Shares accept the Offer and tender their Shares to Acquisition Sub in the Offer.

        The Board hereby unanimously recommends that the Company's stockholders accept the Offer and tender their Shares to Acquisition Sub in the Offer.

        A copy of a press release issued by AOL, dated September 3, 2015, announcing the Merger Agreement, the Offer and the Merger, is filed as Exhibit (a)(1)(F) to this Schedule 14D-9 and is incorporated herein by reference.

Background of the Merger; Reasons for the Recommendation of the Board.

Background of the Merger

        As part of their ongoing activities and review of the Company's business and financial performance, the Board and the Company's management team regularly evaluate the Company's long-term strategic relationships, including investment transactions, potential strategic alliances, prospects for mergers and acquisitions, strategic acquisitions and divestitures and other business combinations as well as its continued operations as an independent company, each with a view toward enhancing stockholder value.

        On January 16, 2015, AOL's chief executive officer contacted the Company's chief executive officer to schedule a meeting. On January 19, 2015, the Company and AOL entered into a mutual confidentiality agreement, effective January 16, 2015, to facilitate discussions at the meeting. This confidentiality agreement did not contain a standstill provision.

        On January 20, 2015, members of AOL's management team, including its chief executive officer and senior vice president for corporate development met with the Company's chief executive officer and executive vice president for business strategy. At the meeting, AOL expressed an interest in exploring a potential strategic transaction with the Company and presented some preliminary views on potential structuring for such a transaction. No other specific terms of a potential transaction were discussed, including price.

        On January 28, 2015, the Board held a meeting and discussed, among other things, the Company's operating and financial performance for 2014. The Board also discussed management's 2015 budget, and the risks, challenges and strategic opportunities facing the Company in 2015. At the meeting, the Company's chief executive officer also informed the Board of the recent discussions with AOL. Following discussion, the Board authorized the Company's chief executive officer to pursue additional discussions with AOL.

        On February 4, 2015, members of the Company's management team met with members of AOL's management team to discuss the Company's business and potential operational and strategic benefits that could result from a possible strategic transaction between the parties. The Company's management team presented an overview of the Company's current and future business strategies, and provided information regarding the Company's managed media and platform business units.

        On February 13, 2015, members of the Company's technical team met with representatives of AOL, during which the Company's technical team presented a review of the Company's product strategy and execution.

        On February 18 and 19, 2015, members of the Company's technical team met with members of AOL's technical and product team to discuss the Company's products and technology. The meetings included a detailed diligence review of the Company's technical and product suite.

        On March 6, 2015, in light of the discussions with AOL and the economic and competitive environment in which the Company was operating, the Company's chief executive officer, after discussions with several directors, met with a representative of LUMA Securities LLC ("LUMA Securities") to discuss the Company, its future prospects and the possibility of LUMA Securities acting as its financial advisor in exploring potential strategic transactions for the Company. LUMA Securities had from time to time, at the request of the Company's management, provided general thoughts and advice on such matters. In addition, the Company had previously retained LUMA Securities to act as its financial advisor in connection with its acquisition of Nexage, Inc. which closed in December 2014. LUMA Securities also has substantial knowledge of and familiarity with the Company's business and operations, competitors and the industries in which the Company operates.

        On March 9, 2015, the Company issued a press release announcing its financial and operational results for the fiscal quarter and fiscal year ended December 31, 2014. On March 10, 2015, the Company's stock price closed at $1.48, down from $1.59 or approximately 7% from the previous day's close.

        On March 17, 2015, in light of the interest in a strategic transaction expressed by AOL and the economic and competitive pressures facing the Company, the Board established a strategic advisory committee (the "strategic committee") to assist the Board in reviewing and negotiating strategic alternatives considered by the Company and the evaluation of any specific proposals or offers received by the Company and to make recommendations to the Board with respect to the approval of any such transaction. Thomas R. Evans, Patrick Kerins and James A. Tholen, all of whom are non-executive, independent directors of the Company and have significant experience with acquisition transactions, were appointed to the strategic committee. The strategic committee was mandated to: (i) advise, direct and oversee the management of the Company in the review and negotiation of strategic alternatives; (ii) evaluate indications of interest or any specific proposals or offers received by the Company relating to potential strategic transactions; (iii) determine whether and when to solicit indications of interest or proposals or other alternatives and initiate such solicitations or other alternatives; (iv) meet on a regular basis with the management of the Company regarding all such activities; (v) make recommendations to the Board with respect to any proposals and offers received by the Company or alternatives (noting that the Board reserves the authority to reject or approve any specific transaction recommended to it by the strategic committee); and (vi) review and approve the engagement of one or more financial advisors to assist in the review of strategic alternatives and advise, direct and oversee the activities of all such financial advisors.

        During March 2015, the Company's management, with the assistance of LUMA Securities and in consultation with the strategic committee, identified a target group of potential interested strategic buyers for the Company which included technology companies, marketing companies, network/commerce companies and media companies (including AOL) and discussed the information that could be provided to these companies. In compiling this list, the Company considered a variety of factors, including: each company's potential interest in entering into a strategic transaction with the Company given such company's industry position and perceived strategic priorities; such company's financial strength and resources to pursue a strategic transaction in a timely manner; the risk of potential leaks in engaging with such company; and such company's experience in efficiently evaluating, pursuing and consummating the acquisition of a public company of the size and nature of the Company. No financial buyers were included due to the perceived low probability that a financial buyer would submit a competitive proposal given the implied valuation multiples and the lack of potential synergies. The strategic committee also authorized management, as part of its ongoing strategic dialogue with other parties, to build relationships with senior executives of the potential strategic parties and explain the strategic importance of the Company's business in the light of the markets in which it operates, without actively indicating the Company was for sale.

        Over the course of mid-March through June 8, 2015, the Company's management team and LUMA Securities, in accordance with the directives of the strategic committee, contacted or received inbound inquiries from 16 strategic parties (other than AOL) to discuss their potential interest in a business combination with or acquisition of the Company. The Company entered into confidentiality agreements with three of these companies, each of which contained standstill provisions which terminated upon the public announcement of the Company's proposed acquisition by AOL. Following the execution of these confidentiality agreements, each of these three companies reviewed non-public information concerning the Company and attended, or were given the opportunity to attend, management meetings with the Company. These companies included a social networking company ("Company A"), an advertising technology company ("Company B") and a privately-held web and mobile applications company ("Company C").

        On March 26, 2015, members of the Company's management team met with representatives of Company A, which had previously expressed an interest in a potential strategic transaction with the Company. On March 30, 2015, representatives of Company A indicated to the Company that Company A intended to engage in a diligence review of the Company and consider a potential strategic transaction with the Company.

        On April 9, 2015, the Company entered into an engagement letter with LUMA Securities to act as its financial advisor.

        On April 22, 2015, AOL's chief executive officer and senior vice president for corporate development informed the Company that AOL was pursuing other strategic options that would not necessarily preclude a strategic transaction, but that AOL wished to defer discussions with the Company while it pursued the other options.

        On April 29, 2015, the Board held a meeting and, among other things, reviewed preliminary operating results for the Company's 2015 first quarter performance. The Company's chief financial officer led the Board in a discussion on the Company's financial forecasts for the second quarter of 2015 and the remainder of 2015. The Company's chief executive officer also provided an update to the Board on the status of the Company's strategic alternatives process, including its discussions with AOL.

        On May 5, 2015, the Company released its first quarter earnings announcement. On May 6, 2015, the Company's stock price closed at $1.57, up from $1.44, or 9%, from the previous day's close.

        On May 12, 2015, Verizon publicly announced that it had entered into an agreement to acquire AOL.

        On May 13, 2015, members of the Company's management team met with representatives of Company B, which had expressed an interest in a potential strategic transaction with the Company. At the meeting, the Company presented an overview of its business, products and technology, as well as a review of key financial highlights.

        On May 18, 2015, the Company, AOL and Verizon executed a joinder agreement to add Verizon as a party to the January 19, 2015 mutual confidentiality agreement between the Company and AOL.

        On May 20, 2015, representatives of Company B informed the Company that Company B did not have an interest in pursuing a strategic transaction with the Company at the present time.

        On May 26, 2015, representatives of a telecommunications company ("Company D") discussed with LUMA Securities the opportunity for a strategic transaction with the Company, and indicated that Company D did not have an interest in pursuing a potential strategic transaction with the Company at the present time because such a transaction did not fit within its present strategic priorities.

        On May 29, 2015, the senior vice president for corporate development of AOL called the Company's chief executive officer and made an oral non-binding proposal pursuant to which AOL would acquire the Company for $2.00 per share in cash (the "Initial Proposal").

        On May 31, 2015, the strategic committee and the Company's chief executive officer held a teleconference with representatives of LUMA Securities to discuss the status of the Company's strategic alternatives process, including which potential acquirers were still involved. The Company's chief executive officer informed the strategic committee of the Initial Proposal, and a discussion ensued regarding the expected timetable for responding to the Initial Proposal, and the anticipated effect of the Initial Proposal on the Company's process. LUMA Securities also discussed with the strategic committee the financial aspects of the Initial Proposal. The strategic committee determined to defer any decision on the Initial Proposal until their next scheduled meeting on June 2, 2015.

        On June 2, 2015, the Company's chief executive officer and executive vice president for business strategy met with representatives of Company C. During the meeting the parties discussed various types of potential transactions ranging from a minority investment in the Company to an acquisition of the Company, each of which would have required Company C to raise substantial additional capital to complete a transaction. Company C indicated engaging in a transaction with the Company would be challenging given current economic conditions to complete this type of financing.

        On June 2, 2015, the strategic committee met to further discuss the Initial Proposal and the outreach to other potential strategic parties. Certain of the Company's non-strategic committee member directors and members of the Company's senior management team also participated in this meeting. The Company's chief executive officer summarized the recent discussions between the Company and AOL and summarized LUMA Securities' May 31, 2015 update regarding the process, as well as LUMA Securities' analysis of the financial aspects of the Initial Proposal. The Company's management also updated the strategic committee on its discussions with other parties regarding a potential strategic transaction, including the discussions with Company C. Following the committee's consideration and discussion of the Initial Proposal and the opportunities and risks if the Company were to remain independent and further discussion with management, the strategic committee decided to reject the Initial Proposal as not in the best interest of the Company's stockholders. However, the strategic committee determined that the Company should continue discussions with AOL and seek to improve the terms of AOL's offer. The strategic committee authorized the Company's management and representatives of LUMA Securities to convey this conclusion to AOL, but to also indicate that the Company remained open to having an ongoing dialogue. The strategic committee also authorized the Company's management and the representatives of LUMA Securities to approach Company A and Company C indicating that the Company had received a proposal for a strategic transaction and to determine whether they had any interest in discussing a potential strategic transaction with the Company.

        From June 2, 2015 until June 15, 2015, the Company continued discussions with Company A and Company C and informed them that the Company's strategic process was nearing conclusion. Neither party made an offer to engage in a strategic transaction with the Company following these discussions.

        On June 5, 2015, the Company's chief executive officer informed representatives of AOL that the Company had rejected their proposal of $2.00 per share and conveyed the message outlined by the strategic committee above.

        Later on June 5, 2015, representatives of AOL and the Company's chief executive officer spoke by telephone. On this call, AOL indicated that it was willing to increase its offer price to $2.10 (the "June 5 Proposal"), that this offer was its best offer and was conditioned on exclusivity, and that AOL was prepared to move expeditiously to negotiate and sign a definitive agreement to effect the transaction. The Company's chief executive officer responded that he would discuss AOL's revised proposal with the Board.

        On June 6, 2015, the Company received a written, non-binding proposal from AOL reflecting the terms of the June 5 Proposal, and which also included an exclusivity period to negotiate a transaction between the parties until July 17, 2015.

        On June 8, 2015, representatives of LUMA Securities contacted representatives of Company A to discuss whether Company A would have interest in a strategic transaction with the Company, noting that the Company had received an unsolicited proposal from a third party. Company A indicated that it was not interested in discussing a strategic transaction with the Company at the present time.

        On June 8, 2015, the strategic committee and representatives of LUMA Securities held a teleconference to discuss the June 5 Proposal, the potential timetable for AOL completing its diligence and the possibility of interest from any other parties.

        On June 10, 2015, the Company made available to AOL an online data room containing due diligence information, and AOL, including certain of AOL's external advisors, commenced due diligence on the Company.

        On June 15, 2015, the Board held a meeting to discuss, among other things, the status of discussions with AOL and the outreach to other potential strategic acquirers. In attendance at that meeting were members of the Company's management and representatives of LUMA Securities and Goodwin Procter LLP ("Goodwin Procter"), the Company's outside counsel. Representatives of Goodwin Procter reviewed with the Board its fiduciary duties in connection with considering a potential sale of the Company. Representatives of LUMA Securities discussed financial aspects of the June 5 Proposal. Representatives of LUMA Securities also reviewed with the Board the status of management's and LUMA Securities' discussions with the other companies that has been approached, including that Company A confirmed that an acquisition of the Company would not fit within its strategic priorities and that Company B had indicated that it was not interested in discussing a proposed transaction with the Company. Regarding Company C, LUMA Securities reported that while various types of possible transactions were discussed with Company C, the discussions were only at high-level, Company C had not engaged in diligence on the Company, and Company C was not viewed as having the financial strength and resources to pursue a transaction with the Company in a timely manner and it did not have experience in consummating the acquisition of a public company of the size of the Company. LUMA Securities and the Company's management also informed the Board they had received no other interest as part of its ongoing strategic dialogue with other potential parties.

        To assist the Board in evaluating the June 5 Proposal, representatives of LUMA Securities reviewed analyst and management forecasts and provided preliminary perspectives on the Company's valuation. Representatives of LUMA Securities also reviewed with the Board LUMA Securities' views on how AOL was likely evaluating the Company from a financial point of view. The Board considered AOL's increased offer of $2.10 per share in cash in light of the risks and opportunities facing the Company's business. In its consideration of the June 5 Proposal, the Board continued to review the Company's short and long-term business strategies, the competitive landscape and market trends in the industry, and the challenges confronting the Company in seeking to grow its programmatic advertising platform and maintain its share of brand dollars against large competitors with owned and operated inventory. The Board discussed the Company's business and financial prospects, including the financial outlook for 2015 and management's financial projections, and perceived risks associated with continuing the Company's operations as an independent entity and the scale required to effectively compete and accomplish its objectives in the industry. The Board also considered, with the assistance of management and LUMA Securities, the challenges of executing potential strategic alternatives to a Company sale, including that a potential capital raise might not be able to be consummated and would result in significant dilution to existing stockholders; securing debt financing on attractive terms would be difficult given current market conditions; and a sale of the Company's patent portfolio would be time-consuming and would be unlikely to yield an attractive valuation.

        In light of these discussions, the Board agreed that the improved June 5 Proposal by AOL appeared to provide substantial value for the Company's stockholders and could well exceed the potential share price growth that otherwise would likely be achieved over time, particularly in light of the execution risks in the Company's strategic business plan as well as in the Company's industry and markets more generally. The Board discussed the other terms of the June 5 Proposal, including the term of exclusivity lasting approximately 30 days and the Board's desire to seek a standstill provision restricting AOL in connection with agreeing to the proposed exclusivity period. The Board also discussed that it was only willing to agree to an exclusivity period with AOL because the Board was reasonably satisfied with the Company's and LUMA Securities' outreach to other potential strategic acquirers. The Board discussed the fact that the June 5 Proposal was non-binding, except for the exclusivity provision. The Board authorized the Company's management to continue discussions with AOL in accordance with the June 5 Proposal.

        Later that day, the Company's chief executive officer telephoned representatives of AOL to discuss the possibility of a further price increase. AOL confirmed that the $2.10 per share price was its best offer on price. Accordingly, the Company and AOL executed the Exclusivity Agreement pursuant to which the parties agreed to negotiate exclusively until July 17, 2015, and which contained a standstill provision that would terminate if the Company entered into a definitive agreement with a third party to effect a business combination.

        Between June 16, 2015 and July 10, 2015, the Company provided LUMA Securities with management's five-year projections, which were prepared in connection with the Merger, for use in assisting the Board and LUMA Securities in analyzing AOL's proposal of the $2.10 per share price from a financial point of view (see "—Certain Prospective Financial Information about Millennial Provided to AOL, the Company's Financial Advisor and the Board" on page 34 of this Schedule 14D-9 for further detail regarding the Company's projections).

        On June 17, 18 and 19, 2015, representatives of the Company held meetings with representatives of AOL. During these meetings, the parties discussed the Company's financials, business operations, product and technology, real estate and security infrastructure.

        On June 21, 2015, Company C contacted the Company to request additional information about the Company's sale process and to schedule a meeting with management. The Company informed Company C that the Company could not engage in discussions at this time, but would inform it if there was any change to that status. The Company informed AOL of this correspondence in accordance with the Exclusivity Agreement.

        On June 23, 2015, Verizon publicly announced that it had completed its acquisition of AOL.

        On June 30, 2015, AOL's outside counsel, Wachtell, Lipton, Rosen & Katz ("Wachtell Lipton") circulated a first draft of the Merger Agreement to Goodwin Procter, which was generally consistent with the terms of the merger agreement executed by Verizon and AOL. The draft Merger Agreement provided for a tender offer by a wholly owned subsidiary of AOL for all of the outstanding Shares, to be promptly followed by a merger in which the Shares not tendered in the Offer would be entitled to receive the tender offer price, without interest and less applicable tax withholding. The draft Merger Agreement provided, among other things, for the payment by the Company of a termination fee equal to 4.5% of the equity value of the transaction if, among other circumstances, (i) the Merger Agreement was terminated following a specified outside date of the tender offer, or as a result of a material breach by the Company, and (ii) the Company entered into an alternative transaction within an 18-month period following termination. The draft Merger Agreement also provided for the reimbursement by the Company of AOL's transaction expenses if the Merger Agreement was terminated under certain other circumstances.

        Over the next two weeks, the parties negotiated the Merger Agreement, related documents and various issues via conference calls, and several drafts of the Merger Agreement and related documents were exchanged between the parties. The parties discussed and negotiated various issues, including without limitation, the scope of the representations and warranties, the benefits to be offered to the Company's employees following the transaction, the conduct of the Company's business between signing and closing of the transaction, the parties' respective conditions to closing, AOL's obligation to indemnify and maintain insurance for the Company's directors and officers, the rights of the parties to terminate the transaction, and the amount and conditions of payment by the Company of the termination fee and expense reimbursement described above.

        Throughout this two-week period, the strategic committee received updates from the Company's management, and representatives of LUMA Securities and Goodwin Procter, regarding the status of the negotiations with AOL.

        On July 7, 2015, representatives of AOL, including AOL's chief executive officer, met with certain employees of the Company. At the meeting, AOL gave an overview of certain of AOL's assets and discussed the possibility of extending Offer Letters to those employees. Later on July 7, 2015, the Company's chief executive officer had a call with AOL's senior vice president for corporate development to discuss the process for extending the Offer Letters to such employees in advance of execution of the Merger Agreement.

        On July 7, 2015, the Company received a letter from the SEC dated July 6, 2015 (the "July 6 letter") notifying the Company that the SEC was conducting an informal investigation regarding the Company's testing of goodwill for impairment accounting treatment from October 1, 2013 through the present ("Goodwill Accounting Treatment") and requested the Company to produce certain related documents.

        On July 10, 2015, the Company had a telephone discussion with the SEC in which the SEC provided additional information on the nature of its request, and agreed to modify the document requests made in the July 6 letter.

        On July 8, 2015, various media outlets reported after the market close that the Company was the subject of a potential acquisition proposal by AOL. The Company's stock price rose approximately 28% on the next trading day and closed at $1.86.

        On July 13, 2015, the Board held a meeting to discuss the status of the discussions with AOL and the current timetable for execution of a transaction, and to receive preliminary operating results for the Company's 2015 second quarter performance. The Company's chief executive officer updated the Board on the latest conversations with AOL. The Company's chief executive officer informed the Board that AOL was negotiating Offer Letters with certain of the Company's employees. It was anticipated that these Offer Letters would be executed prior to the execution of the Merger Agreement and would be conditioned upon, and become effective as of, the closing of the Merger. The Company's chief financial officer informed the Board that the Company may miss its financial forecasts for the 2015 second quarter and could have to reduce its guidance for the remainder of 2015. Following a review of the Company's preliminary second quarter operating results, the Board again considered AOL's offer of $2.10 per share in cash in light of the risks and opportunities facing the business if the Company were it to remain independent, including the Company's lack of scale as compared to its competitors and the resulting impact that it had on the Company's profitability, margins, access to capital and liquidity, and the lack of viable alternatives available to the Company to achieve its strategic objectives.

        Representatives of LUMA Securities reviewed with the Board LUMA Securities' preliminary analyses of the fairness of the consideration offered in the proposed transaction from a financial point of view to holders of the Shares (excluding AOL, Acquisition Sub and their affiliates), including a comparable companies analysis, a precedent transactions analysis, a premiums paid analysis and a discounted cash flow analysis. Representatives of Goodwin Procter again reviewed the fiduciary duties of the directors in connection with a potential sale of the Company, and discussed in detail the material terms of the proposed Merger Agreement. The Board asked numerous questions of representatives of management, LUMA Securities and Goodwin Procter, and discussed the advantages and risks of the proposed transaction. The Company's management and the representatives of LUMA

Securities and Goodwin Procter also reviewed the process to date, including the indications from the other parties contacted during the process that they did not wish to pursue a strategic transaction with the Company at this time, and the proposed timing for signing and completing a transaction with AOL. Additionally, the Company's management and the representatives of LUMA Securities and Goodwin Procter advised the Board regarding the likely timing for execution of the Merger Agreement and public announcement of the transaction, which was then expected to occur in a matter of days if the Board approved the transaction.

        Between July 13, 2015 and August 24, 2015, AOL entered into Offer Letters with Ernest Cormier, Matthew Gillis and seven other Company employees, which are conditioned upon, and will become effective as of, the closing of the Merger (see "Compensation Arrangements Entered Into in Connection with the Merger—Certain Employment Arrangements Following the Merger" on page 7 of this Schedule 14D-9 for further detail regarding these Offer Letters).

        On July 14, 2015, AOL communicated to the Company that until AOL completed to its satisfaction its own diligence of the Goodwill Accounting Treatment, AOL would not proceed with the acquisition of the Company. AOL indicated that its continued evaluation and negotiation of the proposed transaction required expenditure of additional time, effort and resources, both internal and external, by AOL. As a result of this, the parties agreed to extend discussions regarding the potential transaction beyond the July 17, 2015 expiration of the exclusive negotiating period under the Exclusivity Agreement. AOL requested that the Company agree to maintain exclusivity with AOL and extend the terms of the Exclusivity Agreement. The Company informed AOL that it would not agree to do so.

        On July 15, 2015, Company D notified the Company that its circumstances had changed and that it was interested in receiving information about the Company and scheduling a meeting with management. The Company informed Company D that the Company could not engage in discussions at this time, but would inform it if there was any change to that status. The Company informed AOL of this correspondence in accordance with the Exclusivity Agreement.

        On July 17, 2015, the exclusive negotiating period under the Exclusivity Agreement expired by its terms.

        Immediately following the termination of the exclusive negotiation period with AOL, representatives of LUMA Securities separately contacted Company C and Company D to continue preliminary discussions regarding a potential transaction.

        Between July 24, 2015 and August 17, 2015, the Company held additional discussions with Company C to continue prior discussions regarding different types of potential transactions ranging from a minority investment in the Company to an acquisition of the Company. At no point did these discussions result in any agreement regarding terms of a potential transaction, or any agreement to work towards a potential transaction, and Company C did not submit a transaction proposal to the Company.

        On July 18, 2015, the Company entered into a confidentiality agreement which did not contain a standstill provision with Company D, to facilitate further discussions regarding a potential strategic transaction between the companies.

        On July 20, 2015, members of the Company's management team met with representatives of Company D at Company D's headquarters to engage in preliminary discussions regarding a potential transaction. These discussions did not result in any agreement regarding terms of a potential transaction, no proposal was made by Company D, and there were no further discussions between the parties.

        On July 21, 2015, with the approval of the Board in order to encourage AOL to continue to devote resources towards a potential strategic transaction, the Company and AOL executed an amendment to the Exclusivity Agreement pursuant to which, in lieu of an extended exclusive negotiating period, the Company agreed that until August 20, 2015 the Company would promptly notify AOL of the receipt of the initial communication from any third party regarding an acquisition proposal for the Company.

        Between July 21, 2015 and August 10, 2015, the Company's chief executive officer had periodic, general and brief conversations with the senior vice president of corporate development of AOL, but there was no specific discussion regarding the terms of the proposed Merger Agreement or AOL's proposed per share price.

        On July 29, 2015, the Board met, and the Company's chief executive officer updated the Board on developments since the Board's last meeting, including that the exclusive negotiation period with AOL had ended and that AOL was continuing its consideration of a potential acquisition of the Company, but that AOL was deferring on further transaction discussions until it completed its diligence concerning the issues raised by the informal SEC investigation. The Company's chief executive officer also updated the Board on the discussion that had occurred with other parties regarding a potential strategic transaction with the Company, and that no proposal had resulted from such discussions. The Company's chief financial officer updated the Board on the Company's 2015 second quarter financial results and confirmed that the Company had missed its financial forecasts for the quarter and would reduce its guidance for the remainder of 2015.

        On August 10, 2015, the Company announced on its quarterly earnings call that it had missed its revenue forecast for the quarter ended June 30, 2015 and provided its projections for revenue and adjusted EBITDA for the quarter ending September 30, 2015. The Company also reduced its projections for revenue and adjusted EBITDA for the 12 months ending December 31, 2015. The Company also announced on the earnings call that it was evaluating strategic alternatives to maximize stockholder value, and the Company's chief executive officer stated: "We've had a number of discussions with a variety of companies about potential strategic alternatives, including the potential acquisition of Millennial Media." On August 11, 2015 the Company's stock price closed at $1.29, down from $1.70 or approximately 24% from the previous day's close.

        Between August 11 and August 24, 2015, the Company's chief executive officer had conversations with representatives of AOL to discuss the status of AOL's due diligence efforts and the proposed per share consideration. During these conversations, AOL informed the Company that AOL was unwilling to consummate an acquisition of the Company unless the informal SEC investigation was concluded and resolved favorably to the Company.

        On August 25, 2015, AOL delivered to the Company's chief executive officer a written non-binding letter of intent with a revised proposed per share price of $1.70 (the "August 25 Proposal"). AOL indicated that the $0.40 per share price decrease was due to (i) the Company's recent performance, including the Company's recently revised guidance to lower its earnings forecast; (ii) the results of AOL's due diligence review, including greater costs than anticipated associated with IT security and privacy matters, among other things; and (iii) the severe downturn in general market conditions. The letter also stated that the revised offer was substantially on the terms previously negotiated in the draft Merger Agreement, and that AOL wished to finalize and execute the Merger Agreement expeditiously.

        Between August 17 and September 2, 2015, the Company was contacted by two financial parties who expressed an interest in discussing a potential transaction with the Company. Representatives of the Company held meetings with these two parties, and the Company entered into a confidentiality agreement which did not contain a standstill provision with one of these parties. The discussions were preliminary in nature and neither of these parties submitted a proposal for a transaction with the Company. The Company notified AOL of this correspondence in accordance with the amended Exclusivity Agreement.

        On August 26, 2015, the Company, AOL and Verizon executed an amendment to their mutual confidentiality agreement that extended the term of the agreement.

        On August 26, 2015, the Board met to discuss the August 25 Proposal. In attendance at that meeting were members of the Company's management and representatives of LUMA Securities and

Goodwin Procter. The Company's chief executive officer updated the Board on developments since the Board's last meeting, including the terms of the August 25 Proposal and the proposed timeline for consummating a transaction with AOL. The representatives from LUMA Securities led a discussion of the revised proposed per share price of $1.70. The Company's management then led a discussion of the reasons stated by AOL for the reduction in the per share purchase price, including the Company's recent performance and the aforementioned due diligence results.

        The Company's management also provided an update to the Board on the Company's current financial performance and strategic planning, including plans with respect to continuing to operate as an independent company. The Board considered the various current challenges and risks associated with continuing to operate as an independent company, including increasing competition, market uncertainty and the likely need to reduce the workforce to lower expenses. Representatives of LUMA Securities discussed with the Board the current market conditions and potential alternatives to a transaction with AOL, and noted that no offers had materialized since expiration of the Company's exclusive negotiation period with AOL, as well as after the Company had publicly announced its exploration of strategic alternatives. Representatives of Goodwin Procter provided an update to the Board on negotiations of the Merger Agreement with AOL, including the remaining open points that needed to be resolved, including the amount of the termination fee and expense reimbursement and certain benefits to be offered to the Company's employees following the transaction.

        The Board then discussed the revised offer in the context of the Company's overall strategic alternatives, including continuing as a stand-alone company. The Board discussed in detail the advantages and risks of the proposed transaction that are described in "Reasons for the Recommendation of the Board" beginning on page 23 of this Schedule 14D-9, including, among other things, whether the revised price offered by AOL represented an attractive valuation of the Company for stockholders when considered in light of the Board's knowledge and understanding of the business, operations, management, financial condition and prospects of the Company, including the various challenges presented if the Board were to reject AOL's offer and either pursue a strategic transaction at a later time or continue as a stand-alone company. The Board decided that the price AOL offered in the August 25 Proposal represented an attractive valuation for stockholders and determined that the benefits from the transaction outweighed any benefits resulting from rejecting AOL's current offer. After considering the Company's lack of strategic alternatives to the AOL transaction and the uncertainty in the Company's ability to continue as a stand-alone company given its financial performance, the Board determined to continue to pursue the proposed transaction with AOL at the revised price, and directed the Company and its advisors to proceed with its efforts to consummate a transaction with AOL as expeditiously as possible. The Board also authorized the Company's chief executive officer to seek an increase in the per share consideration. The Board also instructed LUMA Securities to contact any remaining potentially interested parties.

        Later on August 26, 2015, the Company's chief executive officer called the senior vice president of corporate development of AOL to seek an increase in the per share price and an agreement to finalize and execute the Merger Agreement before the upcoming Labor Day weekend. Later on August 26, 2015, AOL increased the per share consideration set forth in its revised proposal to $1.75, and agreed to work towards execution of the Merger Agreement before Labor Day weekend. AOL communicated that the increased per share purchase price represented its best and final offer, that there was no further room for negotiation with respect to the offer price, and that if this price was not of interest to the Company and its Board, AOL was prepared to withdraw its offer.

        On August 27, 2015, representatives of Wachtell Lipton and Goodwin Procter discussed various alternatives to resolving issues related to the Goodwill Accounting Treatment and the SEC inquiry.

        Between August 27, 2015 and September 2, 2015, discussions were held between Wachtell Lipton and Goodwin Procter related to finalizing the draft Merger Agreement and the Company's disclosure schedules, including negotiations regarding the amount of the termination fee and expense reimbursement. During this time period, the Company requested confirmation from the SEC of its closing of the informal investigation of the Goodwill Accounting Treatment.

        Between August 28, 2015 and August 30, 2015, representatives of LUMA Securities contacted two additional strategic parties, neither of which had previously been approached due to competitive reasons, to determine whether either of them would have an interest in discussing a potential transaction with the Company. Neither of these parties expressed an interest in discussing a potential strategic transaction with the Company.

        On September 2, 2015, the Company received a letter from the SEC confirming the closing of the informal investigation of the Goodwill Accounting Treatment. The Company informed AOL of the receipt of this letter.

        On September 2, 2015, after the U.S. stock markets closed, the Board held a meeting to discuss the final terms of the proposed transaction and the proposed definitive Merger Agreement and related documents. In attendance at that meeting were representatives of LUMA Securities and Goodwin Procter. During the meeting, LUMA Securities presented its financial analysis of the $1.75 per share price offered by AOL (the "Offer Price"), including a review of management and analyst forecasts for 2015-2019 (the management forecast for 2015-2019 is referred to as the "Millennial Projections" (see "—Certain Prospective Financial Information about Millennial Provided to AOL, the Company's Financial Advisor and the Board" on page 34 of this Schedule 14D-9 for further detail regarding the Millennial Projections)), a review of historical trading prices of the Company's stock and related premium analysis, public trading comparables and precedent transaction and discounted cash flow analyses. Goodwin Procter reviewed the proposed final terms of the Merger Agreement, including a termination fee equal to $10,257,222 million, or approximately 3.75% of the equity value of the transaction, and an expense reimbursement of approximately $2,735,259 million, or approximately 1% of the equity value of the transaction. The Board then engaged in a discussion of the financial and valuation analyses provided by LUMA Securities, including, a discounted cash flow analysis, a precedent transaction analysis, a peer group analysis, a premiums paid analysis, a net operating loss analysis, a trading history of the Company's common stock and a comparison of that trading history with those of other companies, a comparison of the historical financial results and present financial condition of the Company with those of other companies, and a comparison of the financial terms of the Merger Agreement with the financial terms of certain other recent transactions, and the proposed final Merger Agreement terms reviewed by Goodwin Procter. LUMA Securities then delivered to the Board its oral opinion, which was confirmed by delivery of a written opinion dated September 2, 2015, to the effect that, as of such date and based upon and subject to the assumptions made, procedures followed, matters considered and limitations on the review undertaken in preparing such opinion, the per share consideration to be paid in the Offer and the Merger, taken together as a single integrated transaction, to the holders of the Shares (other than AOL, Acquisition Sub and their affiliates) pursuant to the Merger Agreement was fair, from a financial point of view, to such holders. After further discussion, the Board unanimously determined that the Merger Agreement, the Offer, the Merger and the other transactions contemplated thereby, were advisable and in the best interests of the Company and its stockholders, approved the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement in accordance with the DGCL, including Section 251(h), approved and declared advisable the Merger Agreement and the transactions contemplated thereby, resolved to recommend that the stockholders of the Company accept the Offer and tender their Shares into the Offer, and took any actions necessary to render Section 203 of the DGCL inapplicable to the transactions contemplated by the Merger Agreement.

        Also on September 2, 2015, the AOL Board of Directors approved the Merger Agreement.

        Before the opening of trading on U.S. stock markets on September 3, 2015, the Merger Agreement was finalized and executed by the Company, AOL and Acquisition Sub, and AOL issued a press release announcing the execution by the parties of the Merger Agreement.

Reasons for the Recommendation of the Board

        In evaluating the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, the Board consulted with Millennial's management, as well as its financial and legal advisors, LUMA Securities and Goodwin Procter, respectively. In the course of reaching its determination to approve the terms of the Offer and the Merger and its recommendation that holders of Shares accept the Offer and tender their Shares in the Offer, the Board considered numerous factors, including the following material factors and benefits of the Offer and the Merger, each of which the Board believed supported its unanimous determination and recommendation:

  •
  Offer Price.  The Board considered:

  •
  the fact that the Offer Price represents a 33 percent premium to the trading price at which the Shares closed on September 1, 2015, the last trading day before the execution by Millennial and AOL of the Merger Agreement;

  •
  the fact that the Offer Price represents a premium of 19 percent over the average trading prices for the Shares for the thirty-day period ending on September 1, 2015;

  •
  the fact that the Offer Price represents a premium of 7 percent over the average trading prices for the Shares for the ninety-day period ending on September 1, 2015;

  •
  the Board's belief that it had obtained AOL's best and final offer, and that, as of the date of the Merger Agreement, the Offer Price represented the highest per-Share consideration reasonably obtainable.

  •
  Millennial's Operating and Financial Condition; Prospects of Millennial.  The Board considered the current and historical financial condition, results of operations, business and prospects of Millennial, as well as Millennial's financial plan and prospects and risks if Millennial were to remain an independent company and the potential impact of those factors on the trading price of the Shares (which is not feasible to quantify numerically). In this regard, the Board considered that the Company had missed its net revenue forecast for the quarter ended June 30, 2015 and had reduced its projections for net revenue and Adjusted EBITDA (as defined below) for the quarter ending September 30 and the twelve months ending December 31, 2015. We define Adjusted EBITDA as earnings (or losses) before interest, income taxes, depreciation and amortization, adjusted to eliminate goodwill and intangible asset impairment charges, non-cash stock based compensation expense and expenses related to acquisitions, such as costs for services of lawyers, investment bankers, accountants, and other third parties and acquisition related severance costs, bonuses, retention bonuses and accrual of retention payments that represent contingent compensation to be recognized as expense over a requisite service period. Additionally, the Board noted that while the Company had sufficient cash to fund its operations through 2016, a significant reduction in the workforce likely would have been required if the Company were to remain independent in order to avoid a significant liquidity issue in 2016. The Board considered the risks and uncertainties associated with making such personnel cuts and being able to continue to grow revenue and income during a time when it faces intense competition from substantially larger companies like Facebook, Google, and Twitter, among others, all of which have significantly more resources than the Company.

  •
  Strategic Process.  The Board considered its belief that the value offered to holders of Shares in the Offer and the Merger was more favorable to holders of Shares than the potential value of remaining an independent public company and that the Offer Price obtained was the highest that was reasonably attainable. The Board believes its view was supported by the results of the Board's strategic process which lasted approximately six months and through which the Company contacted twenty-one potential strategic buyers. While five parties (in addition to AOL) entered into confidentiality agreements with the Company and certain of those parties attended in-person meetings with Millennial's management, AOL was the only party to submit a proposal to acquire Millennial. The Board also considered the fact that no additional proposals were submitted from any potential acquirers to date, including following Millennial's public announcement on August 10, 2015 that the Company was reviewing and discussing with a variety of companies potential strategic alternatives, including the potential acquisition of the Company.

  •
  Cash Consideration; Certainty of Value.  The Board considered the fact that the Offer Price will be paid in cash, providing certainty, immediate value and liquidity to holders of Shares.

  •
  No Financing Condition.  The Board considered the representation of AOL and Acquisition Sub that they would have at the Offer acceptance time and the Effective Time access to sufficient cash resources to pay the amounts required to be paid under the Merger Agreement and that the Offer and the Merger are not subject to a financing condition.

  •
  Opinion of Millennial's Financial Advisor.  The Board considered the opinion of LUMA Securities delivered to the Board on September 2, 2015, to the effect that, as of such date and based upon and subject to the various assumptions and limitations set forth in such opinion, the per share consideration to be paid in the Offer and the Merger, taken together as a single integrated transaction, to the holders of Shares (other than AOL, Acquisition Sub and their respective affiliates) pursuant to the Merger Agreement was fair, from a financial point of view, to such holders, as more fully described below under the caption "—Opinion of Millennial's Financial Advisor". The full text of LUMA Securities' written opinion, dated as of September 2, 2015, which sets forth, among other things, the assumptions made, procedures followed, matters considered and qualifications and limitations on the review undertaken by LUMA Securities is attached as Annex A to this Schedule 14D-9. Millennial urges you to carefully read LUMA Securities' opinion in its entirety. LUMA Securities' opinion was provided to the Board in connection with its consideration of the Offer and the Merger and was not intended to be and does not constitute a recommendation to any holder of Shares as to whether such holder should tender its Shares in the Offer.

  •
  The Merger Agreement.  The Board considered the provisions of the Merger Agreement, including the agreed exclusions of certain events and conditions from the definition of "material adverse effect", the ability of Millennial under certain circumstances to entertain unsolicited proposals for an acquisition that would reasonably be expected to lead to an offer that is superior to the Offer and the Merger, the ability of the Board under certain circumstances to withdraw or modify its recommendation that the holders of Shares accept the Offer and tender their Shares, including in connection with a superior offer, Millennial's right to terminate the Merger Agreement under certain circumstances in order to accept a superior offer and enter into a definitive agreement with respect to such superior offer, the respective termination rights of the parties and the $10,257,222 termination fee payable by Millennial under certain circumstances, which the Board believed was comparable to termination fees in transactions of a similar size, was reasonable, would not likely deter competing bids and would not likely be required to be paid unless the Board entered into a definitive agreement for a superior offer.

  •
  Conditions to the Consummation of the Merger; Likelihood of Closing the Second Step Merger.  The Board considered the likelihood of the consummation of the second step merger contemplated by the Merger Agreement if the Shares tendered pursuant to the Offer are accepted for payment.

  •
  Timing of Completion.  The Board considered the anticipated timing of the consummation of the transactions contemplated by the Merger Agreement, and the structure of the transaction as a cash tender offer for all outstanding Shares, which should, subject to the satisfaction or waiver of certain closing conditions, allow holders of Shares to receive the Offer Price in a relatively short timeframe, followed by the Merger in which holders of Shares (other than Shares held (i) in the treasury of the Company or by AOL or Acquisition Sub, (ii) by a wholly owned subsidiary of the Company or AOL (other than Acquisition Sub) or a wholly owned subsidiary of Acquisition Sub, and (iii) by stockholders who validly exercise appraisal rights under Delaware law with respect to such Shares) will receive the same consideration as received by those holders of Shares who tender their Shares in the Offer. The Board considered that the potential for closing in a relatively short timeframe could also reduce the amount of time in which Millennial's business would be subject to the potential uncertainty of closing and related disruption.

  •
  Extension of Offer Period.  The Board considered that Acquisition Sub must extend the Offer for one or more periods until March 3, 2016, if at any scheduled expiration date of the Offer any condition to the Offer has not been satisfied or waived (to the extent so waivable by AOL or Acquisition Sub).

  •
  Appraisal Rights.  The Board considered the availability of statutory appraisal rights to Millennial's stockholders who do not tender their shares in the Offer and otherwise comply with all required procedures under the DGCL.

        In the course of its deliberations, the Board also considered a variety of material risks and other countervailing factors related to entering into the Merger Agreement that had previously been identified and discussed by management of Millennial and the Board, which included:

  •
  the fact that Millennial stockholders will not be entitled to participate in any potential future benefit from Millennial's execution of its business and financial plan;

  •
  the Merger Agreement precludes Millennial from actively soliciting alternative transaction proposals;

  •
  the possibility that the transactions contemplated by the Merger Agreement, including the Offer and the Merger, might not be consummated, and the fact that if the Offer and the Merger are not consummated, Millennial's directors, senior management and other employees will have expended extensive time and effort and will have experienced significant distractions from their work during the pendency of the transaction, Millennial will have incurred significant transaction costs and Millennial's relationships with its customers, key partners, employees and other third-parties may be adversely affected;

  •
  the effect of the public announcement of the Merger Agreement, including effects on Millennial's revenues, customers, operating results and Millennial's ability to attract and retain key management and personnel;

  •
  the amount of time it could take to complete the Offer and the Merger, including the risk that the parties may not receive the necessary regulatory approvals or clearance to complete the Offer or the Merger or that governmental authorities could attempt to condition their approvals or clearances of the Offer or the Merger on one or more of the parties' compliance with certain burdensome terms or conditions which may cause one of the Offer conditions not to be satisfied;

  •
  the likelihood of litigation; and

  •
  the treatment of the consideration to be received by the holders of Shares in the Offer and the Merger as taxable to the holders of Shares for federal income tax purposes.

        The foregoing discussion of the information and factors considered by the Board in reaching its conclusions and recommendations is intended to be illustrative and not exhaustive, but includes the material reasons and factors considered by the Board. In view of the wide variety of reasons and factors considered, the Board did not find it practicable to, and did not, quantify, rank or otherwise assign any relative or specific weights to the various specific factors considered in reaching its determination and making its recommendation. In addition, the Board did not reach any specific conclusion with respect to any of the factors or reasons considered. Instead, the Board conducted an overall analysis of the factors and reasons described above and determined that, in the aggregate, the potential benefits considered outweighed the potential risks or possible negative consequences of the Offer and the Merger.

Executive Officer and Director Arrangements Following the Merger

        While, as of the date of this Schedule 14D-9, none of the Company's current directors or executive officers (other than Ernest Cormier and Matthew Gillis) have entered into any agreements or arrangements with AOL, the Company, or their respective affiliates regarding continued service with AOL, the Company or their respective affiliates after the Effective Time, it is possible that AOL, the Company, or their respective affiliates may enter into employment or other arrangements with the Company's management in the future.

Opinion of the Company's Financial Advisor.

        Pursuant to an engagement letter dated April 9, 2015, the Company engaged LUMA Securities as its financial advisor in connection with the transaction. In connection with this engagement, the Company requested that LUMA Securities evaluate and render an opinion to the Board regarding the fairness, from a financial point of view, of the per Share consideration to be received in the transaction by holders of Shares (other than AOL, Acquisition Sub and their respective affiliates) pursuant to the Merger Agreement. On September 2, 2015, at a meeting of the Board held to evaluate the transaction, LUMA Securities rendered to the Board its oral opinion, which was confirmed by delivery of a written opinion dated September 2, 2015, to the effect that, as of that date and based on and subject to the matters described in its opinion, the $1.75 per Share cash consideration to be received in the Merger by holders of Shares (other than AOL, Acquisition Sub and their respective affiliates) pursuant to the Merger Agreement was fair, from a financial point of view, to such holders.

        The full text of the written opinion of LUMA Securities, dated September 2, 2015, which describes the assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is attached as Annex A and is incorporated herein by reference. LUMA Securities provided its opinion for the benefit and use of the Board (in its capacity as such) in connection with its evaluation of the $1.75 per Share cash consideration from a financial point of view, and does not address any other aspect of the Offer, Merger or any related transaction. The LUMA Securities opinion does not address the merits of the underlying decision by the Company to engage in the transaction, including in comparison to other strategies or transactions that might be available to the Company or in which the Company might engage. The opinion does not constitute advice or a recommendation to any stockholder as to whether any stockholder should tender Shares in the Offer or how any stockholder should act on any other matter.

        LUMA Securities was not requested to, and it did not, recommend the specific consideration payable in the transaction or that any given consideration constituted the only appropriate consideration in the transaction. The type and amount of consideration payable in the transaction were determined through negotiations between the Company and AOL, and the decision to enter into the transaction was solely that of the Board. LUMA Securities' opinion and financial analyses were one of many factors considered by the Board in its evaluation of the transaction. LUMA Securities' opinion as expressed in its opinion letter reflected and gave effect to LUMA Securities' general familiarity with the Company as well as information which it received during the course of its engagement, including information provided by the Company's management in the course of discussions relating to the transaction as more fully described below. In arriving at its opinion, LUMA Securities neither conducted a physical inspection of the properties or facilities of the Company nor made or obtained any evaluations or appraisals of the assets or liabilities (contingent, off-balance sheet or otherwise) of the Company, or conducted any analysis concerning the solvency or fair value of the Company. In connection with rendering its opinion, LUMA Securities, among other things:

  •
  reviewed the financial terms and conditions of the Merger Agreement as reflected in a draft, dated September 2, 2015 and certain related documents;

  •
  reviewed certain publicly available historical business and financial information related to the Company, including the Company's public filings and historical market prices and trading volumes for the Shares;

  •
  reviewed financial and operating information with respect to the business, operations and prospects of the Company furnished by the Company, including financial projections of the Company prepared by management of the Company (defined as the "Millennial Projections" and discussed in detail in "—Certain Prospective Financial Information about Millennial Provided to AOL, the Company's Financial Advisor and the Board" below);

  •
  reviewed a trading history of the Company's common stock and a comparison of that trading history with those of other companies that LUMA Securities deemed relevant;

  •
  conducted a comparison of the historical financial results and present financial condition of the Company with those of other companies that LUMA Securities deemed relevant;

  •
  conducted a comparison of the financial terms of the Merger Agreement with the financial terms of certain other recent transactions that LUMA Securities deemed relevant;

  •
  prepared a discounted cash flow analysis based on Company management's projected future cash flows of the Company;

  •
  held discussions with the management of the Company concerning its business, operations, assets, liabilities, financial condition and prospects;

  •
  held discussions with the management of the Company regarding certain alternatives to the Offer and the Merger; and

  •
  performed other such analyses and considered other such factors as LUMA Securities deemed appropriate for purposes of its opinion.

        For purposes of rendering this opinion, LUMA Securities, with the Company's consent and without independent verification, relied upon and assumed the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information available to LUMA Securities from public sources, provided to LUMA Securities by the Company or its representatives or otherwise reviewed by LUMA Securities. In that regard, LUMA Securities assumed with the Company's consent that certain financial analyses and forecasts for the Company (including, without limitation, estimates as to the net operating losses and other tax attributes of the Company) used by LUMA Securities, in each case, as prepared by the management of the Company and approved for LUMA Securities' use by the Company (defined as the "Millennial Projections" below), were reasonably prepared in good faith on a basis reflecting the best currently available estimates and judgments of the management of the Company as to the future operating and financial performance of the Company and the other matters covered thereby. LUMA Securities assumed no responsibility for and expressed no view or opinion as to the Millennial Projections or the assumptions on which they were based. LUMA Securities relied, with the Company's consent, upon the assessments of the management of the Company as to, among other things, (i) the potential impact on the Company of market and other trends in and prospects for, and governmental and regulatory matters relating to or affecting, the media and technology industries and the business in which the Company operates and (ii) the products, technology and intellectual property of the Company (including the validity and associated risks thereof). LUMA Securities further assumed, with the Company's consent, that there will be no developments with respect to any such matters that would be meaningful in any respect to LUMA Securities' analyses or opinion. LUMA Securities assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Merger will be obtained without any adverse effect on the Company or on the expected benefits of the Merger in any way meaningful to its analysis. LUMA Securities has also assumed that the Merger will be consummated on the terms set forth in the draft of the Merger Agreement, dated September 2, 2015, without the waiver or modification of any term or condition the effect of which would be in any way meaningful to its analysis. It should be understood that subsequent developments may affect the conclusion expressed in LUMA Securities' opinion and that LUMA Securities assumed no responsibility for advising any person of any change in any matter affecting its opinion or for updating or revising its opinion based on circumstances or events occurring after the date of its opinion.

        LUMA Securities' opinion was limited to the fairness, from a financial point of view and as of the date of its opinion, of the $1.75 per Share cash consideration to be received in the Offer and the Merger, taken together as a single integrated transaction, by holders of Shares (other than AOL, Acquisition Sub and their respective affiliates) pursuant to the Merger Agreement. In addition, LUMA Securities did not express any opinion as to any tax or other consequences that might result from the transaction, nor did LUMA Securities' opinion address any legal, regulatory, tax or accounting matters, as to which LUMA Securities understood that the Company obtained such advice as it deemed necessary from qualified professionals. LUMA Securities' opinion does not express any view on, and does not address, any other term or aspect of the Merger Agreement or the transaction or any term or aspect of any other agreement or instrument contemplated by the Merger Agreement or entered into or amended in connection with the transaction, including any ongoing obligations of the Company, the allocation of the consideration, or the fairness of the transaction to, or any consideration received in connection therewith by, the holders of any other class of securities, creditors, or other constituencies of the Company; nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of the Company, or class of such persons in connection with the transaction, whether relative to the price per Share to be received by the holders of Shares pursuant to the Merger Agreement or otherwise. LUMA Securities assumed, with the Company's consent, that the transaction would be consummated in accordance with the terms and conditions set forth in the Merger Agreement and related documents and in compliance with all applicable laws, documents and other requirements, without amendment or waiver of any material term or condition, and that all governmental, regulatory or third party approvals, consents or other actions necessary for the consummation of the transaction as contemplated by the Merger Agreement and related documents. LUMA Securities also assumed, with the Company's consent, that the final executed Merger Agreement would not differ in any material respect from the draft reviewed by LUMA Securities. LUMA Securities' opinion was necessarily based on economic, monetary market and other conditions, as in effect on, and the information made available to it as of the date of the opinion and LUMA Securities assumed no responsibility for updating, revising or reaffirming its opinion based on circumstances, developments or events occurring after the date of its opinion. LUMA Securities' opinion was approved by a fairness committee of LUMA Securities.

        In connection with its engagement, LUMA Securities was not requested to, and it did not, undertake a formal third-party bid solicitation process on behalf of the Company with respect to the acquisition of all or a part of the Company; however, at the Company's request, LUMA Securities held discussions with selected third parties from time to time regarding a possible acquisition of, or other strategic transaction involving, all or a part of the Company. LUMA Securities did not express any opinion as to the fairness, financial or otherwise, of the amount, nature or any other aspect of any compensation payable to any officers, directors or employees of any party to the transaction, or any class of such persons or any other party, relative to the consideration to be received in the transaction or otherwise. LUMA Securities also did not express any opinion as to the prices at which the Shares or any other securities of the Company might trade or otherwise be transferable at any time.

        The following is a summary of the material financial analyses delivered by LUMA Securities to the Board in connection with rendering the opinion described above. The following summary, however, does not purport to be a complete description of the financial analyses performed by LUMA Securities, nor does the order of analyses described represent relative importance or weight given to those analyses by LUMA Securities. The preparation of a financial opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, a financial opinion is not readily susceptible to summary description. LUMA Securities arrived at its ultimate opinion based on the results of all analyses undertaken by it and assessed as a whole, and it did not draw, in isolation, conclusions from or with regard to any one factor or method of analysis for purposes of its opinion. Accordingly, LUMA Securities believes that its financial analyses and this summary must be considered as a whole and that selecting portions of its analyses and factors or focusing on information presented in tabular format, without considering all analyses and factors or the narrative description of such analyses or factors, could create a misleading or incomplete view of the processes underlying LUMA Securities' analyses and opinion. In performing its financial analyses, LUMA Securities considered industry performance, general business, economic, market and financial conditions and other matters existing as of the date of its opinion, many of which are beyond the Company's control. No company, business or transaction used in the financial analyses is identical to the Company, its business or the transaction, and an evaluation of the results of those analyses is not entirely mathematical. Rather, the financial analyses involve complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the public trading or other values of the companies or business segments analyzed. Assumptions and estimates contained in LUMA Securities' financial analyses and the ranges of valuations resulting from any particular analysis are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than those suggested by its analyses. In addition, financial analyses relating to the value of businesses or securities do not purport to be appraisals or to reflect the prices at which businesses or securities actually may be sold. In arriving at its fairness determination, LUMA Securities considered the results of all of its analyses and did not attribute any particular weight to any factor or analysis considered by it. Rather, LUMA Securities made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of its analyses. Accordingly, the assumptions and estimates used in, and the results derived from, LUMA Securities' financial analyses are inherently subject to substantial uncertainty. Because these analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors, none of the Company, LUMA Securities or any other person assumes responsibility if future results are materially different from those forecast. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before September 2, 2015, and is not necessarily indicative of current market conditions.

        Selected Companies Analysis.    In performing a selected public companies analysis of the Company, LUMA Securities reviewed and compared certain financial information for the Company to corresponding publicly available financial information, ratios and public market multiples for the following 14 publicly traded corporations that LUMA Securities, in its professional judgment, considered generally relevant for comparative purposes as publicly traded companies with operations in the advertising technology industry (collectively, the "selected companies "):

  Advertising Technology—Managed Media:

  •
  MaxPoint Interactive, Inc.;

  •
  Rocket Fuel Inc.;

  •
  Tremor Video, Inc.; and

  •
  YuMe, Inc.

  Advertising Technology—Platform:

  •
  Criteo SA;

  •
  TubeMogul, Inc.; and

  •
  The Rubicon Project, Inc.

  Digital Media / Interactive Marketing:

  •
  AOL, Inc. (analysis based on market values prior to the announcement on May 12, 2015 of a sale to Verizon Communications Inc.);

  •
  Blinkx plc;

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  Demand Media, Inc.;

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  Marchex, Inc.;

  •
  QuinStreet, Inc.;

  •
  ReachLocal, Inc.; and

  •
  Sizmek, Inc.

        Although none of the selected companies is directly comparable to the Company, the companies included were chosen because they are publicly traded companies with operations that for purposes of the analysis were considered by LUMA Securities to be similar to certain operations of the Company.

        LUMA Securities also calculated and compared various financial multiples and ratios based on financial data as of September 1, 2015, information it obtained from public filings, S&P Capital IQ ("Capital IQ") estimates and publicly available broker estimates. The multiples and ratios of the Company were based on the "Mid Scenario" of the Millennial Projections. The multiples and ratios for each of the selected companies were based on the most recent publicly available information from, among other sources, FT.com and Capital IQ. With respect to the selected companies, LUMA Securities calculated:

  •
  enterprise value, which is the market value of common equity plus the book value of debt less cash, as a multiple of estimated last twelve months, ending June 30, 2015 ("LTM") revenues; and

  •
  enterprise value as a multiple of estimated calendar year 2015 revenues.

Enterprise Value as a multiple of:
	LTM Revenue			Estimated Calendar Year 2015 Revenue
	Low	High	Median	Low	High	Median
Advertising Technology—Managed Media	0.2x	0.7x	0.4x	0.2x	1.0x	0.4x
Advertising Technology—Platform	2.3x	5.1x	3.6x	2.0x	4.2x	2.4x
Digital Media / Interactive Marketing	0.2x	1.4x	0.4x	0.2x	1.4x	0.5x

        LUMA Securities determined a range of potential trading multiples for the Company that it determined, based on comparative analysis and its judgment, were most applicable to the Company. The following table sets forth the multiples indicated by this analysis and the implied per share values to stockholders:

	Multiple Range		Implied Per Share Value
Enterprise Value as a multiple of:	Low	High	Low	High
LTM Revenue	0.2x	0.7x	$0.57	$1.50
CY 2015 Revenue	0.2x	1.0x	$0.55	$2.25

(1)
Data is based on Capital IQ estimates of revenue for each period.

(2)
Per Share values calculated using the Millennial Projections revenue range.

        Selected Transactions Analysis.    LUMA Securities analyzed certain publicly available information relating to the following recent selected transactions in the advertising technology industry (collectively, the "selected transactions"):

  •
  Verizon/AOL, Inc. (announced May 2015);

  •
  Alliance Data/Conversant, Inc. (announced September 2014);

  •
  Millennial Media/Nexage, Inc. (announced September 2014);

  •
  RocketFuel/[x+1] (announced August 2014);

  •
  Opera Software/AdColony (announced June 2014); and

  •
  Amobee/Adconion Direct (announced June 2014).

        For each of the selected transactions, LUMA Securities calculated and compared enterprise value as a multiple of estimated current year revenues as reported by the companies that participated in the selected transaction or as estimated in publicly available broker research. While none of the companies that participated in the selected transactions are directly comparable to the Company, the companies that participated in the selected transactions are companies with operations that, for the purposes of analysis, may be considered similar to certain of the Company's results, market size and product profile.

        The following table presents the results of this analysis:

	Selected Transactions Range	Offer(1)
Enterprise Value/Current Year Revenue	0.6x - 3.7x	0.9x

(1)
The offer multiple in this table is based on the Mid Scenario of the Millennial Projections.

        LUMA Securities applied the range of selected companies' enterprise values to current year revenue multiples of 0.6x to 3.7x to the Company's estimated 2015 revenue (based on the Millennial Projections), resulting in an implied per Share value range of $1.25 to $7.81 per Share.

        No company or transaction used in the comparable transactions analysis is identical to the Company or the Merger. Accordingly, an analysis of the results of the foregoing is not mathematical; rather, it involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies and other factors that could affect the value of the companies and transactions to which the Company and the Merger, respectively, are being compared.

        Illustrative Discounted Cash Flow Analyses.    LUMA Securities performed an illustrative discounted cash flow analysis on the Company to calculate the estimated present value of the standalone unlevered, after-tax free cash flows that the Company was forecasted to generate during the calendar year ending December 31, 2015 through the full calendar year ending December 31, 2019 based on internal forecasts and other estimates of the Company's management. These analyses were based upon each of the three scenarios (i.e., High Scenario, Mid Scenario, and Low Scenario) provided in the Millennial Projections. For each of the three scenarios, the unlevered, after-tax free cash flows were calculated based on the following formula: earnings before interest and taxes, plus amortization of intangible assets, plus depreciation and amortization, plus non-cash stock based compensation, minus tax expense, minus the change in net working capital, and minus capital expenditures. All of the values used in the formula were provided to LUMA Securities by the Company and contained in its management's forecasts, except for the amortization of intangible assets, which was set forth in the Company's annual report on Form 10-K for the fiscal year ending 2014, and the depreciation and amortization, which was provided in the Millennial Projections for 2015 and assumed to equal capital expenditures from 2016 to 2019. These analyses assumed a September 2, 2015 base date and an end-of-year discounting methodology. The analyses also excluded potential benefit from net operating loss carry-forwards; as of December 31, 2014, the Company had $260.9 million in net operating losses.

        LUMA Securities calculated indications of net present value of free cash flows for the Company for the full calendar year 2015 through 2019 using discount rates ranging from 12.2% to 16.2%, reflecting estimates of the Company's weighted average cost of capital. LUMA Securities calculated an estimated weighted average cost of capital of 14.2% for the Company based on the Company's market value as of September 1, 2015, the Company's debt and cash values as of June 30, 2015, the U.S. Treasury 30-year bond yield (risk-free rate), Ibbotson Associates equity risk premium, return in excess of the capital asset pricing model and the Company's Beta of 1.16, provided by Capital IQ. LUMA Securities calculated implied enterprise value of the Company using illustrative terminal values in the year 2019 based on perpetuity growth rates ranging from 1.5% to 4.5%. These illustrative terminal values were then discounted to calculate implied indications of present values using illustrative discount rates ranging from 12.2% to 16.2%. This analysis resulted in illustrative price per Share for the Company of $0.00 for the Low Scenario and Mid Scenario, and a range of $1.78 to $3.24 for the High Scenario.

        Premiums Paid Analysis.    LUMA Securities reviewed the consideration paid in all acquisitions of publicly traded technology software/service companies headquartered in North America in the past five years. LUMA Securities calculated the premiums paid in these transactions over the applicable stock price of the target company one day prior and 30 days prior to the announcement of the proposed acquisition, and calculated the implied per share value to stockholders based on a range of premiums that it determined, based on comparative analysis and its judgment, were most applicable to the Company.

	Premiums Paid		Implied Per Share Value
	Low	High	Low	High
1-day	13%	46%	$1.49	$1.93
30-days	19%	57%	$1.75	$2.31

        LUMA Securities noted that the premium implied by the Offer Price was within the range of premiums paid in these transactions based on the closing price of the Company's common shares on September 1, 2015 and the average closing stock price of the Company over the 30 days prior to and including September 1, 2015.

        Securities Research Analysts' Price Targets.    LUMA Securities noted that future public market trading price targets for the Company's common stock are prepared and published by equity research analysts. These targets reflect each analyst's estimate of the future public market trading price of the common stock. Of the three equity research analysts that published research on the Company, only one published a 12-month price target. This analyst's 12-month price target for the common stock was $2.15 per share. LUMA Securities noted that the closing price per share of the common stock as of September 1, 2015 was $1.32. The public market trading price targets published by the securities research analysts do not necessarily reflect current market trading prices for the common stock and these estimates are subject to uncertainties, including the future financial performance of the Company and future financial market conditions.

  Miscellaneous.

        LUMA Securities in the past has provided investment banking and other financial services to the Company unrelated to the Offer and the Merger, for which LUMA Securities has received compensation. During the two-year period prior to the date of its opinion, LUMA Securities acted as the Company's financial advisor in connection with its acquisition of Nexage, Inc., which closed in December 2014. LUMA Securities received a $500,000 fairness opinion fee, of which 50% was credited against a transaction fee of approximately $1,612,500 in compensation for these services. In the two years prior to the date of its opinion, LUMA Securities did not provide any investment banking or other services to, and did not receive any compensation from, AOL or its affiliates. In the ordinary course of business, LUMA Securities may actively trade or hold the securities of the Company, AOL and their respective affiliates for their own account or for the account of their customers and, accordingly, may at any time hold a long or short position in such securities. In addition, LUMA Securities may maintain relationships with the Company, AOL, and their respective affiliates.

        The Company selected LUMA Securities to act as its financial advisor in connection with the transaction because it is a recognized investment banking firm that has substantial experience in transactions similar to the Merger. LUMA Securities, as part of its investment banking services, is regularly engaged in the independent valuation of businesses and securities in connection with mergers, acquisitions, underwritings, sales and distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. LUMA Securities has acted as financial advisor to the Company in connection with the Merger and will receive a fee of $3.6 million for its services, a substantial portion of which is contingent upon the completion of the Merger (the "Advisory

Fee"). LUMA Securities has also acted as financial advisor to the Board and received a $500,000 fee upon the delivery of its opinion, which is not contingent upon the conclusion expressed or the consummation of the Merger (the "Opinion Fee"), provided that a portion of such Opinion Fee is partially creditable against any Advisory Fee. LUMA Securities will not receive any other significant payment or compensation contingent upon the successful consummation of the Merger. In addition, the Company has agreed to reimburse LUMA Securities for its reasonable expenses and to indemnify LUMA Securities for certain liabilities arising out of its engagement, including certain liabilities under the U.S. federal securities laws.

        The per Share consideration was determined through arm's-length negotiations between the Company and AOL and was approved by the Company's board of directors. LUMA Securities provided advice to the Company during these negotiations. LUMA Securities did not, however, recommend any specific per Share consideration to the Company or its board of directors or that any specific amount of consideration constituted the only appropriate consideration for the transaction.

        As described above, LUMA Securities' opinion to the Board was one of many factors taken into consideration by the Board in making its determination to approve the per Share consideration. The foregoing summary does not purport to be a complete description of the analyses performed by LUMA Securities in connection with the fairness opinion and is qualified in its entirety by reference to the written opinion of LUMA Securities attached as Annex A.

        For a description of the terms of LUMA Securities' engagement, see the discussion under "Item 5. Persons/Assets Retained, Employed, Compensated or Used—LUMA Securities" below.

Certain Prospective Financial Information about Millennial Provided to AOL, the Company's Financial Advisor and the Board.

        Except for quarterly and annual guidance, Millennial does not, as a matter of course, make public disclosure of forecasts or projections of its expected future financial performance, earnings or other results because of, among other things, the inherent difficulty of accurately predicting financial performance for future periods and the likelihood that the underlying assumptions and estimates may prove incorrect. In connection with the Merger, however, Millennial management prepared and provided certain limited unaudited prospective financial information for Millennial on a stand-alone basis, without giving effect to the Merger (the "Millennial Projections"), to the Board and AOL, and to LUMA Securities in connection with the rendering of its opinion to the Board and in performing its related financial analyses, as described above under the heading "—Opinion of the Company's Financial Advisor." The Millennial Projections were not prepared with a view toward public disclosure and, accordingly, do not necessarily comply with published guidelines of the SEC or established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information or GAAP. Millennial's independent registered public accounting firm, or any other independent accountants, did not compile, examine, audit, or perform any procedures with respect to the Millennial Projections, and has not expressed any opinion or any other form of assurance on this information or its achievability.

        The following table presents a summary of the Millennial Projections for the years ending December 31, 2015 through December 31, 2019 as prepared by Millennial management and provided to the Board and AOL, and to LUMA Securities in connection with the rendering of its opinion to the Millennial Board and in performing its related financial analyses (except that the High Scenario was not provided to AOL). This summary of the Millennial Projections is included solely to give Millennial stockholders access to certain financial projections that were made available to the Board, AOL and

LUMA Securities, and is not being included in this Schedule 14D-9 to influence a Company stockholder's decision whether to tender Shares in the Offer or for any other purpose.

($ in millions) High Scenario	2014A	LTM-A	2015E	NTM-E	2016E	2017E	2018E	2019E
Net Revenue:
Managed Media	$268.9	$250.6	$273.5	$318.8	$347.3	$382.0	$408.8	$429.2
Platform	$33.6	$38.2	$44.4	$61.8	$79.0	$100.7	$115.5	$122.8
Total Net Revenue	$302.5	$288.8	$317.8	$380.6	$426.3	$482.7	$524.3	$552.0
YoY Growth %	N/A	N/A	5%	19%	34%	13%	9%	5%
Gross Profit	$125.4	$121.5	$144.0	$179.4	$208.3	$240.0	$259.9	$273.7
Gross Margin %	41%	42%	45%	47%	49%	50%	50%	50%
Adjusted EBITDA(1)	$(29.1)	$(31.3)	$(3.3)	$33.3	$50.9	$68.0	$80.0	$88.1
Margin %	NM	NM	NM	9%	12%	14%	15%	16%
Mid Scenario
Net Revenue:
Managed Media	$268.9	$250.6	$240.2	$240.2	$240.2	$252.2	$261.1	$267.6
Platform	$33.6	$38.2	$38.9	$43.0	$48.1	$56.4	$63.7	$69.1
Total Net Revenue	$302.5	$288.8	$279.1	$283.2	$288.3	$308.7	$324.8	$336.7
YoY Growth %	N/A	N/A	–8%	–4%	3%	7%	5%	4%
Gross Profit	$125.4	$121.5	$128.2	$133.0	$135.8	$147.7	$156.1	$161.5
Gross Margin %	41%	42%	46%	47%	47%	48%	48%	48%
Adjusted EBITDA(1)(2)	$(29.1)	$(31.3)	$(18.0)	$(13.9)	$(18.2)	$(11.4)	$(8.0)	$(7.5)
Margin %	NM	NM	NM	NM	NM	NM	NM	NM
Low Scenario
Net Revenue:
Managed Media	$268.9	$250.6	$236.0	$224.9	$212.4	$217.7	$221.5	$219.3
Platform	$33.6	$38.2	$37.5	$39.0	$41.9	$47.7	$51.6	$55.0
Total Net Revenue	$302.5	$288.8	$273.5	$263.9	$254.3	$265.4	$273.1	$274.3
YoY Growth %	N/A	N/A	–10%	–8%	–7%	4%	3%	0%
Gross Profit	$125.4	$121.5	$122.9	$121.0	$118.9	$124.7	$125.9	$124.1
Gross Margin %	41%	42%	45%	46%	47%	47%	46%	45%
Adjusted EBITDA(1)(3)	$(29.1)	$(31.3)	$(23.4)	$(25.2)	$(32.1)	$(32.4)	$(37.7)	$(46.0)
Margin %	NM	NM	NM	NM	NM	NM	NM	NM

(1)
We define Adjusted EBITDA as earnings (or losses) before interest, income taxes, depreciation and amortization, adjusted to eliminate goodwill and intangible asset impairment charges, non-cash stock based compensation expense and expenses related to acquisitions. Adjusted EBITDA is a non-GAAP measure. The Company's management included Adjusted EBITDA in the Millennial Projections because the management believed such measure could be useful in evaluating the Offer and the Merger and other strategic alternatives available to the Company. Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in accordance with GAAP. The Company's calculation of non-GAAP measures may differ from others in its industry and is not necessarily comparable with similar titles used by other companies.

(2)
The following Mid Scenario Adjusted EBITDA figures were provided to AOL: 2015E—$(18.6)M; 2016E—$(18.9)M; 2017E—$(12.1)M; 2018E—$(8.7)M; and 2019E—$(8.2)M.

(3)
The following Low Scenario Adjusted EBITDA figures were provided to AOL: 2015E—$(24.1)M; 2016E—$(32.8)M; 2017E—$(33.1)M; 2018E—$(38.4)M; and 2019E—$(46.7)M.

(4)
Note: LTM reflects last twelve months ending June 30, 2015. Historical periods reflect pro forma financials for Millennial's acquisitions.

        In addition, the Millennial Projections include cash and debt data summarized in the table below for the years ending December 31, 2015 through December 31, 2019 as prepared by Millennial management and provided to the Board and to LUMA Securities in connection with the rendering of its opinion to the Board and in performing its related financial analyses. Certain of the cash and debt data in the following table was also provided to AOL.

Cash and Debt Overview

	2015				2016E				2017E	2018E	2019E
($ in millions) High Scenario	Q1A	Q2A	Q3E	Q4E	Q1E	Q2E	Q3E	Q4E
Beginning Cash	$49.7	$37.6	$34.7	$35.7	$43.8	$31.2	$37.9	$53.2	$56.5	$96.2	$147.1
Cash from Operations (burn)	(17.2)	(2.9)	(3.9)	3.1	(7.6)	16.6	15.3	3.4	39.7	50.9	57.8
Debt repayment (borrowings)	(5.0)	0.0	(5.0)	(5.0)	5.0	10.0	0.0	0.0	0.0	0.0	0.0
Ending Cash	37.6	34.7	35.7	43.8	31.2	37.9	53.2	56.5	96.2	147.1	204.9
LOC Balance	5.0	5.0	10.0	15.0	10.0	0.0	0.0	0.0	0.0	0.0	0.0
Net Cash	32.6	29.7	25.7	28.8	21.2	37.9	53.2	56.5	96.2	147.1	204.9
Mid Scenario(1)
Beginning Cash	$49.7	$37.6	$34.7	$29.7	$31.3	$29.6	$30.8	$32.8	$29.8	$(25.4)	$(40.4)
Cash from Operations (burn)	(17.2)	(2.9)	(5.0)	(3.4)	(11.7)	(3.8)	(3.0)	(7.9)	(20.2)	(15.0)	(15.6)
Debt repayment (borrowings)	(5.0)	0.0	0.0	(5.0)	(10.0)	(5.0)	(5.0)	(5.0)	35.0	0.0	0.0
Ending Cash	37.6	34.7	29.7	31.3	29.6	30.8	32.8	29.8	(25.4)	(40.4)	(56.0)
LOC Balance	5.0	5.0	5.0	10.0	20.0	25.0	30.0	35.0	0.0	0.0	0.0
Net Cash(2)	32.6	29.7	24.7	21.3	9.6	5.8	2.8	(5.2)	(25.4)	(40.4)	(56.0)
Low Scenario(1)
Beginning Cash	$49.7	$37.6	$34.7	$29.4	$28.7	$30.7	$29.1	$28.4	$22.8	$(54.5)	$(96.4)
Cash from Operations (burn)	(17.2)	(2.9)	(5.2)	(5.8)	(13.0)	(6.6)	(5.7)	(10.5)	(37.3)	(41.9)	(51.2)
Debt repayment (borrowings)	(5.0)	0.0	0.0	(5.0)	(15.0)	(5.0)	(5.0)	(5.0)	40.0	0.0	0.0
Ending Cash	37.6	34.7	29.4	28.7	30.7	29.1	28.4	22.8	(54.5)	(96.4)	(147.6)
LOC Balance	5.0	5.0	5.0	10.0	25.0	30.0	35.0	40.0	0.0	0.0	0.0
Net Cash(3)	32.6	29.7	24.4	18.7	5.7	(0.9)	(6.6)	(17.2)	(54.5)	(96.4)	(147.6)
(1)
The Mid Scenario and Low Scenario projected financial data for 2017, 2018, and 2019 provided in the summary above would be out of compliance with certain financial covenants of Millennial's loan and security agreement with Silicon Valley Bank. Millennial may borrow up to $40 million under the loan and security agreement, secured by substantially all of the Company's assets, and is required to maintain a minimum ratio of current assets to current liabilities, as well as achieve minimum earnings (or losses) before interest, income taxes, depreciation and amortization, or EBITDA, targets, in each case based on definitions set forth in the loan and security agreement.

(2)
The following Mid Scenario Net Cash figures were provided to AOL: Q3 2015E—$24.1M; Q4 2015E—$20.7M; 2016E—$(6.5)M; 2017E—$(27.3)M; 2018E—$(43.0)M; and 2019E—$(59.4)M.

(3)
The following Low Scenario Net Cash figures were provided to AOL: Q3 2015E—$23.9M; Q4 2015E—$18.1M; 2016E—$(18.4)M; 2017E—$(56.4)M; 2018E—$(99.0)M; and 2019E—$(150.8)M.

        The following table provides a reconciliation of Adjusted EBITDA to GAAP operating income for each period presented. The below presentation of operating income is being included in this

Schedule 14D-9 solely to comply with Regulation G promulgated under the Exchange Act and was not included in the Millennial Projections.

High Scenario (Dollars in millions; Unaudited)	2014A	LTM-A	2015E	NTM-E	2016E	2017E	2018E	2019E
Net income (loss)	$(164.0)	$(164.6)	$(37.9)	$(3.0)	$7.9	$18.8	$25.7	$30.3
Add: Reconciling Adjustments(1)	134.9	133.3	34.6	36.3	43.0	49.2	54.3	57.8

Adjusted EBITDA	$(29.1)	$(31.3)	$(3.3)	$33.3	$50.9	$68.0	$80.0	$88.1

Mid Scenario (Dollars in millions; Unaudited)	2014A	LTM-A	2015E	NTM-E	2016E	2017E	2018E	2019E
Net loss	$(164.0)	$(164.6)	$(52.5)	$(50.3)	$(56.7)	$(49.4)	$(46.6)	$(48.2)
Add: Reconciling Adjustments(1)	134.9	133.3	34.5	36.4	38.5	38.0	38.6	40.7

Adjusted EBITDA	$(29.1)	$(31.3)	$(18.0)	$(13.9)	$(18.2)	$(11.4)	$(8.0)	$(7.5)

Low Scenario (Dollars in millions; Unaudited)	2014A	LTM-A	2015E	NTM-E	2016E	2017E	2018E	2019E
Net loss	$(164.0)	$(164.6)	$(58.0)	$(61.8)	$(70.9)	$(70.4)	$(76.2)	$(86.7)
Add: Reconciling Adjustments(1)	134.9	133.3	34.6	36.6	38.8	38.0	38.5	40.7

Adjusted EBITDA	$(29.1)	$(31.3)	$(23.4)	$(25.2)	$(32.1)	$(32.4)	$(37.7)	$(46.0)

(1)
Includes the impact of interest, taxes, depreciation, amortization, impairment of goodwill and intangible assets, non-cash stock-based compensation expense and expenses related to acquisitions.

        Although presented with numerical specificity, the Millennial Projections necessarily were prepared in the context of and based upon numerous variables, estimates, and assumptions that are inherently uncertain and may be beyond the control of Millennial, and which may prove not to have been, or to no longer be, accurate. The Millennial Projections cover multiple years, and this information by its nature becomes subject to greater uncertainty with each successive year. The Millennial Projections are subject to many risks and uncertainties. Important factors that may affect actual results and cause actual results to differ materially from the Millennial Projections include, but are not limited to, acquisition-related risks, industry performance and competition, the regulatory environment, general business and economic conditions, market and financial conditions, and other risk factors described in Millennial's annual report on Form 10-K for the fiscal year ended December 31, 2014, subsequent quarterly reports on Form 10-Q and current reports on Form 8-K, and other factors described or referenced in the section entitled "Forward-Looking Statements." In addition, the Millennial Projections may be affected by Millennial's ability to achieve strategic goals, objectives and targets over the applicable periods.

        The Millennial Projections also reflect assumptions that are subject to change and are susceptible to multiple interpretations and periodic revisions based on actual results, revised prospects for Millennial's business, changes in general business or economic conditions, or any other transaction or event that has occurred or that may occur and that was not anticipated at the time the Millennial Projections were prepared. In addition, the Millennial Projections do not take into account any circumstances, transactions or events occurring after the respective dates the Millennial Projections were prepared. Accordingly, actual results will differ, and may differ materially, from those contained in the Millennial Projections. There can be no assurance that the financial results in the Millennial Projections will be realized, or that future actual financial results will not materially vary from those in the Millennial Projections.

        The inclusion of the Millennial Projections should not be regarded as an indication that Millennial or any of its affiliates, officers, directors, or other representatives consider the Millennial Projections to be predictive of actual future events, and the Millennial Projections should not be relied upon as such. None of Millennial or its affiliates, officers, directors, or other representatives gives any stockholder of Millennial or any other person any assurance that actual results will not differ materially from the Millennial Projections, and, except as otherwise required by law, none of them undertakes any obligation to update or otherwise revise or reconcile the Millennial Projections to reflect circumstances existing after the respective dates the Millennial Projections were generated or to reflect the occurrence of future events, even in the event that any or all of the assumptions and estimates underlying the Millennial Projections are shown to be in error. Millennial has made no representation to AOL or Acquisition Sub, in the Merger Agreement or otherwise, concerning the Millennial Projections.

        In light of the foregoing factors and the uncertainties inherent in the Millennial Projections, Millennial stockholders are cautioned not to place undue, if any, reliance on the Millennial Projections.

Intent to Tender.

        To the knowledge of the Company, each executive officer and director of the Company currently intends to tender into the Offer all Shares held of record or beneficially owned by such person and over which he or she has sole dispositive power.

Item 5.    Persons/Assets Retained, Employed, Compensated or Used.

        In connection with LUMA Securities' financial advisory services with respect to the Transactions, the Company has agreed to pay LUMA Securities the Advisory Fee for its services, a substantial portion of which is contingent upon the completion of the Merger. LUMA Securities has also acted as financial advisor to the Board and received the Opinion Fee upon the delivery of its opinion, which is not contingent upon the conclusion expressed or the consummation of the Merger, provided that a portion of such Opinion Fee is partially creditable against any Advisory Fee. The Company also has agreed to reimburse LUMA Securities for its reasonable expenses and to indemnify LUMA Securities and related parties against certain liabilities, arising out of its engagement, including liabilities under the federal securities laws. LUMA Securities in the past has provided investment banking and other financial services to the Company unrelated to the Offer and the Merger, for which LUMA Securities has received compensation. During the two-year period prior to the date of its opinion, LUMA Securities acted as the Company's financial advisor in connection with its acquisition of Nexage, Inc., which closed in December 2014. LUMA Securities received a $500,000 fairness opinion fee, of which 50% was credited against a transaction fee of approximately $1,612,500 in compensation for these services. Although LUMA Securities during the past two years has not provided, and is not currently providing, investment banking services to AOL for which LUMA Securities has received compensation, LUMA Securities may provide such services to AOL and/or its affiliates in the future, for which services LUMA Securities would expect to receive compensation.

        Neither the Company nor any person acting on its behalf has employed, retained or compensated any other person to make solicitations or recommendations to the Company's security holders on its behalf concerning the Offer, the Merger or any other matter.

Item 6.    Interest in Securities of the Subject Company.

        Other than as set forth below, no transactions with respect to Shares have been effected by the Company or, to the knowledge of the Company after making reasonable inquiry, by any of its executive officers, directors, affiliates or subsidiaries during the 60 days prior to the date of this Schedule 14D-9.

Name	Date of Transaction	Number of Shares	Price Per Share	Nature of Transaction
Michael G. Barrett	7/28/2015	185,504	$1.70	Net withholding on Company restricted stock units(1)
Matthew Gillis	8/15/2015	541	$1.26	Net withholding on Company restricted stock units(1)
Andrew Jeanneret	9/15/2015	37,995	$1.74	Net withholding on Company restricted stock units(1)
Matthew Gillis	9/15/2015	36,300	$1.74	Net withholding on Company restricted stock units(1)
Ho Shin	9/15/2015	13,675	$1.74	Net withholding on Company restricted stock units(1)

(1)
Represents the withholding of shares by the Company to satisfy the holder's tax withholding obligations in connection with the non-reportable vesting and settlement of Company restricted stock units.

Item 7.    Purposes of the Transaction and Plans or Proposals.

        Except as indicated in this Schedule 14D-9, the Company is not undertaking or engaged in any negotiations in response to the Offer that relate to (i) a tender offer for or other acquisition of the Company's securities by the Company, the Company's subsidiaries or any other person, (ii) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or the Company's subsidiaries, (iii) any purchase, sale or transfer of a material amount of assets of the Company or the Company's subsidiaries, or (iv) any material change in the present dividend rate or policy, indebtedness or capitalization of the Company.

        Except as set forth in this Schedule 14D-9, there are no transactions, board resolutions, agreements in principle or signed contracts that were entered into in response to the Offer that relate to, or would result in, one or more of the matters referred to in the preceding paragraph.

Item 8.    Additional Information.

        The information set forth under "Item 3. Past Contacts, Transactions, Negotiations and Agreements—Compensation Arrangements Entered Into in Connection with the Merger" is incorporated herein by reference.

Appraisal Rights.

        Holders of Shares will not have appraisal rights in connection with the Offer. However, if the Offer is successful and the Merger is consummated, holders of Shares immediately prior to the Effective Time who have not properly tendered in the Offer and who otherwise comply with the applicable procedures under Section 262 of the DGCL, will be entitled to an appraisal of the "fair value" of their shares in accordance with Section 262 of the DGCL.

        The following discussion is not a complete statement of the law pertaining to appraisal rights under the DGCL and is qualified in its entirety by the full text of Section 262 of the DGCL, which is attached to this Solicitation/Recommendation Statement as Annex B. All references in Section 262 of the DGCL and in this summary to a "stockholder" are to the record holder of Shares immediately prior to the Effective Time as to which appraisal rights are asserted. A person having a beneficial interest in Shares held of record in the name of another person, such as a broker or nominee, must act promptly to cause the record holder to follow the steps summarized below properly and in a timely manner to perfect appraisal rights. The following summary does not constitute any legal or other advice nor does it constitute a recommendation that stockholders exercise appraisal rights under Section 262.

        Any stockholder contemplating the exercise of such appraisal rights should review carefully the provisions of Section 262 of the DGCL, which is attached hereto as Annex B, particularly the procedural steps required to perfect such rights. Failure to follow the steps required by Section 262 of the DGCL for perfecting appraisal rights may result in the loss of such rights.

        Under Section 262 of the DGCL, where a merger is approved under Section 251(h) of the DGCL, either a constituent corporation before the effective date of the merger, or the Surviving Corporation within ten days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of Section 262. This Schedule 14D-9 constitutes the formal notice of appraisal rights under Section 262 of the DGCL. Any holder of Shares who wishes to exercise such appraisal rights or who wishes to preserve his, her or its right to do so, should review the following discussion and Annex B carefully because failure to timely and properly comply with the procedures specified may result in the loss of appraisal rights under the DGCL.

        Any stockholder wishing to exercise appraisal rights is urged to consult legal counsel before attempting to exercise such rights.

        Stockholders who sell Shares in the Offer will not be entitled to exercise appraisal rights with respect thereto but rather, will receive the Offer Price, subject to the terms and conditions of the Merger Agreement.

        This summary of appraisal rights under the DGCL is not complete and is qualified in its entirety by reference to Section 262 of the DGCL, which is attached hereto as Annex B.

        Under the DGCL, if the Merger is effected, holders of Shares immediately prior to the Effective Time who (i) did not tender such Shares in the Offer, (ii) follow the procedures set forth in Section 262 of the DGCL, and (iii) do not thereafter withdraw their demand for appraisal of such Shares or otherwise lose, waive or fail to perfect their appraisal rights will be entitled to have such Shares appraised by the Delaware Court of Chancery and to receive payment of the "fair value" of such Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid upon the amount determined to be the fair value. The "fair value" as determined by such court could be greater than, less than or the same as the Offer Price.

        If a stockholder wishes to exercise appraisal rights under Section 262 of the DGCL with respect to Shares held immediately prior to the Effective Time, such stockholder must do all of the following:

  •
  within the later of the consummation of the Offer, which shall occur on the date on which acceptance and payment for Shares occurs, which shall be October 19, 2015 unless Acquisition Sub extends the Offer pursuant to the terms of the Merger Agreement) and 20 days after the mailing of this Schedule 14D-9 (which date of mailing was on or around September 18, 2015), deliver to the Company a written demand for appraisal of Shares held, which demand must reasonably inform the Company of the identity of the stockholder and that the stockholder is demanding appraisal;

  •
  not tender such Shares in the Offer; and

  •
  continuously hold of record such Shares from the date on which the written demand for appraisal is made through the Effective Time.

        All written demands for appraisal should be addressed to:

    Millennial Media, Inc.
    2400 Boston Street, Suite 300
    Baltimore, Maryland 21224
    (410) 522-8705
    Attention: General Counsel

        The written demand for appraisal must be executed by or for the record holder of Shares, fully and correctly, as such holder's name appears on the certificate(s) for the Shares owned by such holder (or, in the case of uncertificated shares, as such holder's name appears on the records of the Company). If the Shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, execution of the demand must be made in that capacity, and if the Shares are owned of record by more than one person, such as in a joint tenancy or tenancy in common, the demand must be executed by or for all joint owners. An authorized agent, including one of two or more joint owners, may execute the demand for appraisal for a holder of record. However, the agent must identify the record owner(s) and expressly disclose the fact that, in executing the demand, the agent is acting as agent for the record owner(s).

        A beneficial owner of Shares held in "street name" who wishes to exercise appraisal rights should take such actions as may be necessary to ensure that a timely and proper demand for appraisal is made by the record holder of the Shares. If Shares are held through a brokerage firm, bank or other nominee who in turn holds the Shares through a central securities depository nominee, such as Cede & Co., a demand for appraisal of such Shares must be made by or on behalf of the depository nominee, and must identify the depository nominee as the record holder. Any beneficial owner who wishes to exercise appraisal rights and holds Shares through a nominee holder is responsible for ensuring that the demand for appraisal is timely made by the record holder. The beneficial holder of the Shares should instruct the nominee holder that the demand for appraisal should be made by the record holder of the Shares, which may be a central securities depository nominee if the Shares have been so deposited.

        A record holder, such as a broker, bank, fiduciary, depository or other nominee, who holds Shares as a nominee for several beneficial owners may exercise appraisal rights with respect to the Shares held for one or more beneficial owners while not exercising such rights with respect to the Shares held for other beneficial owners. In such case, the written demand must set forth the number of Shares covered by the demand. Where the number of Shares is not expressly stated, the demand will be presumed to cover all Shares held in the name of the record owner.

        Within 120 days after the Effective Time, but not thereafter, the Surviving Corporation, or any holder of Shares who has complied with Section 262 of the DGCL and is entitled to appraisal rights under Section 262 may commence an appraisal proceeding by filing a petition in the Delaware Court of Chancery demanding a determination of the value of the Shares held by all holders who did not tender in the Offer and properly demanded appraisal of such Shares in accordance with Section 262 of the DGCL. If no such petition is filed within that 120-day period, appraisal rights will be lost for all holders of Shares who had previously demanded appraisal of their Shares. The Company is under no obligation to, and has no present intention to, file a petition and holders should not assume that the Company will file a petition or that it will initiate any negotiations with respect to the fair value of the Shares. Accordingly, it is the obligation of the holders of Shares to initiate all necessary action to perfect their appraisal rights in respect of the Shares within the period prescribed in Section 262 of the DGCL.

        Within 120 days after the Effective Time, any holder of Shares who has complied with the requirements of Section 262 will be entitled, upon written request, to receive from the Surviving

Corporation a statement setting forth the aggregate number of Shares not tendered into the Offer and with respect to which demands for appraisal have been received and the aggregate number of holders of such Shares. Such statement must be mailed within 10 days after a written request therefor has been received by the Surviving Corporation or within 10 days after the expiration of the period for delivery of demands for appraisal, whichever is later.

        Notwithstanding the requirement that a demand for appraisal must be made by or on behalf of the record owner of the Shares, a person who is the beneficial owner of Shares held either in a voting trust or by a nominee on behalf of such person, and as to which demand has been properly made and not effectively withdrawn, may, in such person's own name, file a petition for appraisal or request from the Surviving Corporation the statement described in the preceding paragraph.

        Upon the filing of such petition by any such holder of Shares, service of a copy thereof must be made upon the Surviving Corporation, which will then be obligated within 20 days after such service to file with the office of the Register in Chancery (the "Delaware Register in Chancery") a duly verified list (the "Verified List") containing the names and addresses of all stockholders who have demanded payment for their Shares and with whom agreements as to the value of their Shares has not been reached. Upon the filing of any such petition, the Delaware Court of Chancery may order that notice of the time and place fixed for the hearing on the petition be mailed to the Surviving Corporation and all of the stockholders shown on the Verified List at the addresses stated therein. Such notice will also be published at least one week before the day of the hearing in a newspaper of general circulation published in the City of Wilmington, Delaware, or in another publication determined by the Delaware Court of Chancery. The costs of these notices are borne by the Surviving Corporation.

        After notice to the stockholders as required by the Delaware Court of Chancery, the Court of Chancery is empowered to conduct a hearing on the petition to determine those stockholders who have complied with Section 262 of the DGCL and who have become entitled to appraisal rights thereunder. The Court of Chancery may require the stockholders who demanded payment for their Shares to submit their stock certificates to the Delaware Register in Chancery for notation thereon of the pendency of the appraisal proceeding and, if any stockholder fails to comply with the direction, the Court of Chancery may dismiss the proceedings as to that stockholder.

        After the Delaware Court of Chancery determines which stockholders are entitled to appraisal, the appraisal proceeding will be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through the appraisal proceeding, the Court of Chancery will determine the fair value of the Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid upon the amount determined to be the fair value. Unless the Court of Chancery in its discretion determines otherwise for good cause shown, interest from the Effective Time through the date of payment of the judgment will be compounded quarterly and will accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the Effective Time and the date of payment of the judgment.

        In determining fair value, the Delaware Court of Chancery will take into account all relevant factors. In Weinberger v. UOP, Inc., the Supreme Court of Delaware discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that "proof of value by any techniques or methods that are generally considered acceptable in the financial community and otherwise admissible in court" should be considered, and that "fair price obviously requires consideration of all relevant factors involving the value of a company." The Delaware Supreme Court stated that, in making this determination of fair value, the Court of Chancery must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts that could be ascertained as of the date of the merger that throw any light on future prospects of the merged corporation. Section 262 of the DGCL provides that fair value is to be "exclusive of any element of value arising from the accomplishment or expectation of the merger[.]" In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that such exclusion is a "narrow exclusion that does not encompass known elements of value," but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Supreme Court of Delaware also stated that "elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered."

        Stockholders considering appraisal should be aware that the fair value of their Shares as so determined could be more than, the same as or less than the Offer Price and that an investment banking opinion as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the Offer and the Merger, is not an opinion as to, and does not otherwise address, "fair value" under Section 262 of the DGCL. Although the Company believes that the Offer Price (which is equivalent to the merger consideration) is fair, no representation is made as to the outcome of the appraisal of fair value as determined by the Delaware Court of Chancery. Neither AOL nor the Company anticipates offering more than the Offer Price to any stockholder exercising appraisal rights, and AOL and the Company reserve the right to assert, in any appraisal proceeding, that for purposes of Section 262 of the DGCL, the fair value of a Share is less than the Offer Price.

        Upon application by the Surviving Corporation or by any holder of Shares entitled to participate in the appraisal proceeding, the Delaware Court of Chancery may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any holder of Shares whose name appears on the Verified List and, if such Shares are represented by certificates and if so required, who has submitted such stockholder's certificates of stock to the Delaware Register in Chancery, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights. The Court of Chancery will direct the payment of the fair value of the Shares, together with interest, if any, by the Surviving Corporation to the stockholders entitled thereto. Payment will be so made to each such stockholder, in the case of holders of uncertificated stock, forthwith, and in the case of holders of shares represented by certificates, upon the surrender to the Surviving Corporation of the certificate(s) representing such stock. The Court of Chancery's decree may be enforced as other decrees in such Court may be enforced.

        The costs of the action (which do not include attorneys' fees or the fees and expenses of experts) may be determined by the Delaware Court of Chancery and taxed upon the parties as the Court of Chancery deems equitable. Upon application of a stockholder, the Court of Chancery may order all or a portion of the expenses incurred by a stockholder in connection with an appraisal proceeding, including, without limitation, reasonable attorneys' fees and the fees and expenses of experts utilized in the appraisal proceeding, to be charged pro rata against the value of all the Shares entitled to appraisal. In the absence of an order, each party bears its own expenses.

        Any stockholder who has duly demanded and perfected appraisal rights for Shares in compliance with Section 262 of the DGCL will not, after the Effective Time, be entitled to vote such Shares for any purpose or be entitled to the payment of dividends or other distributions thereon, except dividends or other distributions payable to holders of record of Shares as of a date or time prior to the Effective Time.

        At any time within 60 days after the Effective Time, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party will have the right to withdraw such stockholder's demand for appraisal and to accept the terms offered in the Merger; after this period, the stockholder may withdraw such stockholder's demand for appraisal only with the consent of the Company. If no petition for appraisal is filed with the Delaware Court of Chancery within 120 days after the Effective Time, stockholders' rights to appraisal shall cease, and all holders of Shares will be entitled to receive the merger consideration. Inasmuch as the Company has no obligation to file such a petition and has no present intention to do so, any holder of Shares who desires such a petition to be filed is advised to file it on a timely basis. Any stockholder may withdraw such stockholder's demand for appraisal by delivering to the Company a written withdrawal of its demand for appraisal and acceptance of the merger consideration, except that (i) any such attempt to withdraw made more than 60 days after the Effective Time will require written approval of the Company and (ii) no appraisal proceeding in the Delaware Court of Chancery shall be dismissed as to any stockholder without the approval of the Delaware Court of Chancery, and such approval may be conditioned upon such terms as the Delaware Court of Chancery deems just. However, notwithstanding the foregoing, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party may withdraw such stockholder's demand for appraisal and accept the terms offered upon the Merger within 60 days after the Effective Time.

        If any stockholder who demands appraisal of Shares under Section 262 fails to perfect, successfully withdraws or loses such holder's right to appraisal, the stockholder's Shares will be deemed to have been converted at the Effective Time into the right to receive the merger consideration therefor.

        The foregoing summary of the rights of the Company's stockholders to seek appraisal rights under Delaware law does not purport to be a complete statement of the procedures to be followed by the stockholders of the Company desiring to exercise any appraisal rights available thereunder and is qualified in its entirety by reference to Section 262 of the DGCL. The proper exercise of appraisal rights requires strict adherence to the applicable provisions of the DGCL. A copy of Section 262 of the DGCL is included as Annex B to this Schedule 14D-9.

Anti-Takeover Statute.

        As a Delaware corporation, the Company is subject to Section 203 of the DGCL ("Section 203"). In general, Section 203 restricts an "interested stockholder" (including a person who has the right to acquire 15% or more of a corporation's outstanding voting stock) from engaging in a "business combination" (defined to include mergers and certain other actions) with a Delaware corporation for three years following the time such person became an interested stockholder unless: (i) before such person became an interested stockholder, the board of directors of the corporation approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination, (ii) upon consummation of the transaction which resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding for purposes of determining the number of shares of outstanding stock held by directors who are also officers and by employee stock plans that do not allow plan participants to determine confidentially whether to tender shares), or (iii) at or following the transaction in which such person became an interested stockholder, the business combination is (x) approved by the board of directors of the corporation and (y) authorized at a meeting of stockholders by the affirmative vote of the holders of at least 66 2/3% of the outstanding voting stock of the corporation not owned by the interested stockholder. The Board has approved the Merger Agreement and the transactions contemplated thereby (including the Offer) for purposes of Section 203, which causes such acts and transactions to not be subject to the restrictions of Section 203, and the Board has exempted the Company from any other "fair price," "control share acquisition," "business combination" or other similar anti-takeover statute or regulation that may be applicable to the Merger Agreement, the Offer, the Merger and the other transactions contemplated thereby.

        The Company is not aware of any other state takeover laws or regulations that are applicable to the Offer or the Merger and has not attempted to comply with any state takeover laws or regulations other than as described above. If any government official or third party should seek to apply any such state takeover law to the Offer or the Merger or other business combination between AOL or any of its affiliates and the Company, each of AOL and the Company will take such action as then appears desirable to cause such state takeover law to be inapplicable, which action may include challenging the applicability or validity of such statute in appropriate court proceedings. In the event it is asserted that one or more state takeover statutes is applicable to the Offer or the Merger and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer or the Merger, AOL might be required to file certain information with, or to receive approvals from, the relevant state authorities or holders of Shares, and AOL might be unable to accept for payment or pay for Shares tendered pursuant to the Offer, or be delayed in continuing or consummating the Offer or the Merger. In such case, AOL may not be obligated to accept for payment or pay for any tendered Shares.

Regulatory Approvals.

U.S. Antitrust Laws

        Under the provisions of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations thereunder (the "HSR Act") applicable to the Offer, the acquisition of Shares pursuant to the Offer may be completed following the expiration of a 15-day waiting period following the filing by AOL of its Premerger Notification and Report Form with respect to the Offer, unless AOL receives a Request For Additional Information and Documentary Material from the U.S. Antitrust Division of the Department of Justice (the "Antitrust Division") or the Federal Trade Commission (the "FTC") or unless early termination of the waiting period is granted. If, within the initial 15-day waiting period, either the Antitrust Division or the FTC requests additional information or documentary material concerning the Offer, the waiting period will be extended through the 10th day after the date of substantial compliance by AOL. Complying with a Request For Additional Information and Documentary Material may take a significant amount of time. At any time before or after AOL's acquisition of Shares pursuant to the Offer, the Antitrust Division or the FTC could take such action under the antitrust laws of the United States as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer or seeking divestiture of the Shares so acquired or divestiture of substantial assets of AOL or the Company or their respective subsidiaries. State attorneys general may also bring legal action under both state and federal antitrust laws, as applicable. Private parties (including individual States of the United States) may also bring legal actions under the antitrust laws of the United States under certain circumstances. The Company does not believe that the consummation of the Offer will result in a violation of any applicable antitrust laws. There can be no assurance that a challenge to the Offer on antitrust grounds will not be made, or if such a challenge is made, what the result would be.

        Under the HSR Act, each of AOL and the Company is required to file a Premerger Notification and Report Form with the FTC and the Antitrust Division in connection with the purchase of Shares in the Offer, which filings were made prior to the date hereof.

Certain Litigation.

        Since the announcement of the Transactions on September 3, 2015, five purported stockholders of the Company have filed putative class action lawsuits in connection with the proposed Merger. These five class actions were filed in the Court of Chancery of the State of Delaware and are captioned Parshall v. Millennial Media, Inc. et al., C.A. No. 11485-VCG (September 9, 2015), Desjardins v. Millennial Media, Inc. et al., C.A. No. 11490-VCG (September 10, 2015), Chen v. Barrett, et al., C.A. No. 11496-VCG (September 10, 2015), Wagner v. Barrett, et al. (September 15, 2015), C.A. No. 11503-VCG, and Nguyen v. Barrett, et al., C.A. No. 11511-VCG (collectively, the "Complaints"). The Parshall and Desjardins Complaints name the Company, the members of the Company's Board, AOL and Acquisition Sub as defendants, and Chen, Wagner, and Nguyen Complaints name the members of the Company's Board, AOL and Acquisition Sub as defendants.

        Each of the Complaints alleges that the members of the Board breached their fiduciary duties to the Company's stockholders, and that AOL and Acquisition Sub, and in the case of the Parshall and Desjardins Complaints, the Company, aided and abetted the alleged breaches, by agreeing to the Offer and the Merger. Each of the Complaints seeks, among other things, equitable relief that would enjoin the consummation of the Transactions, rescission of the Transactions and/or rescissory damages if they have already been consummated, and an award of the costs related to the action, including attorneys' and experts' fees. The foregoing summary is qualified in its entirety by reference to the Complaints, copies of which are filed as Exhibits (a)(5)(B), (a)(5)(C), (a)(5)(D), (a)(5)(E) and (a)(5)(F) to this Schedule 14D-9.

Stockholder Approval of the Merger Not Required.

        Because the Merger will be consummated in accordance with Section 251(h) of the DGCL, no stockholder vote or consent will be necessary to effect the Merger.

Annual and Quarterly Reports.

        For additional information regarding the business and the financial results of the Company, please see the Company's Annual Report on Form 10-K for the year ended December 31, 2014, Quarterly Report on Form 10-Q for the three months ended March 31, 2015 and Quarterly Report on Form 10-Q for the three months ended June 30, 2015.

Forward-Looking Statements.

        This Schedule 14D-9 and the materials incorporated by reference herein include forward-looking statements. All statements concerning activities, events or developments that the Company expects, believes or anticipates will or may occur in the future are forward-looking statements. Actual results could differ materially from the results discussed in the forward-looking statements. Forward-looking statements are based on current expectations and projections about future events and involve known and unknown risks, uncertainties and other factors that may cause actual results and performance to be materially different from any future results or performance expressed or implied by forward-looking statements, including the risk that the Offer and the Merger will not close because of, among other things, a failure to satisfy one or more of the closing conditions. Forward-looking statements include statements relating to: the anticipated timing of filings and approvals relating to the transaction, including approvals under the HSR Act; the expected timing of the completion of the transaction; the ability to complete the transaction considering the various closing conditions; projections or forecasts of earnings; the expected benefits and costs of the transaction; management plans relating to the transaction and future operations; any expectation or belief; and any assumption underlying any of the foregoing. Additional information on these and other risks, uncertainties and factors is included in the Company's Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other documents filed with the SEC. Accordingly, no assurances can be given as to whether the transaction will be completed or if any of the other events anticipated by the forward-looking statements will occur or what impact they will have. Forward-looking statements speak only as of the date the statement was made. However, the Company will amend this Schedule 14D-9 to reflect any material change in the information previously disclosed, consistent with the Company's obligation under Exchange Act Rule 14d-9(c) and General Instruction E to Schedule 14D-9.

Item 9.    Exhibits.

        The following Exhibits are attached hereto:

(a)(1)(A)	Offer to Purchase dated September 18, 2015 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO filed by AOL Inc. and Mars Acquisition Sub, Inc. on September 18, 2015 (the "Schedule TO")).

(a)(1)(B)	Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO).

(a)(1)(C)	Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(C) to the Schedule TO).

(a)(1)(D)	Letter from the Information Agent to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(D) to the Schedule TO).

(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(E) to the Schedule TO).

(a)(1)(F)	Press Release issued by AOL Inc. dated September 3, 2015 (incorporated by reference to Exhibit 99.1 to Millennial Media, Inc.'s Form 8-K (File No. 001-35478) filed September 3, 2015).

(a)(1)(G)	Summary Advertisement as published in the Wall Street Journal on September 18, 2015 (incorporated by reference to Exhibit (a)(1)(G) to the Schedule TO).

(a)(5)(A)	Opinion of LUMA Securities LLC dated September 2, 2015 (attached hereto as Annex A).

(a)(5)(B)	Complaint filed by Paul Parshall in the Delaware Court of Chancery, dated September 9, 2015 (incorporated by reference to Exhibit (a)(5)(A) to the Schedule TO).

(a)(5)(C)	Complaint filed by David Desjardins in the Delaware Court of Chancery, dated September 10, 2015 (incorporated by reference to Exhibit (a)(5)(B) to the Schedule TO).

(a)(5)(D)	Complaint filed by Kien Chen in the Delaware Court of Chancery, dated September 10, 2015 (incorporated by reference to Exhibit (a)(5)(C) to the Schedule TO).

(a)(5)(E)	Complaint filed by Joseph Wagner in the Delaware Court of Chancery, dated September 15, 2015 (incorporated by reference to Exhibit (a)(5)(D) to the Schedule TO).

(a)(5)(F)	Complaint filed by An Nguyen in the Delaware Court of Chancery, dated September 16, 2015 (incorporated by reference to Exhibit (a)(5)(E) to the Schedule TO)

(e)(1)	Agreement and Plan of Merger, dated as of September 3, 2015, by and among Millennial Media, Inc., AOL Inc. and Mars Acquisition Sub, Inc. (incorporated by reference to Exhibit 2.1 to Millennial Media, Inc.'s Current Report on Form 8-K (File No. 001-35478) filed September 3, 2015).

(e)(2)	Confidential Non-Disclosure Agreement, effective as of January 16, 2015, by and between Millennial Media, Inc. and AOL Inc. (incorporated by reference to Exhibit (d)(2) to the Schedule TO).

(e)(3)	Joinder Agreement to Confidential Non-Disclosure Agreement, dated as of May 18, 2015, by and among Millennial Media, Inc., AOL Inc. and Verizon Communications Inc. (incorporated by reference to Exhibit (d)(3) to the Schedule TO).

(e)(4)		Letter Agreement, dated as of August 26, 2015, by and among AOL Inc., Millennial Media, Inc. and Verizon Communications Inc. (incorporated by reference to Exhibit (d)(4) to the Schedule TO).

(e)(5)		Exclusivity Agreement, dated as of June 15, 2015, by and between AOL Inc. and Millennial Media, Inc. (incorporated by reference to Exhibit (d)(5) to the Schedule TO).

(e)(6)		Exclusivity Agreement Amendment No. 1, dated as of July 21, 2015, by and between AOL Inc. and Millennial Media, Inc. (incorporated by reference to Exhibit (d)(6) to the Schedule TO).

(e)(7)		Employment Offer Letter, dated July 13, 2015, as revised August 6, 2015, between AOL Inc. and Ernie Cormier (incorporated by reference to Exhibit (d)(7) to the Schedule TO).

(e)(8)		Employment Offer Letter and Retention Bonus Letter, dated July 9, 2015, as revised August 11, 2015, between AOL Inc. and Matthew Gillis (incorporated by reference to Exhibit (d)(8) to the Schedule TO).

(e)(9)		Key Employee Agreement, dated as of January 25, 2014, by and between Millennial Media, Inc. and Michael G. Barrett (incorporated by reference to Exhibit 10.16 of Millennial Media, Inc.'s Annual Report on Form 10-K (File No. 001-35478) filed March 3, 2014).

(e)(10)		Key Employee Agreement, dated as of August 27, 2014, by and between Millennial Media, Inc. and Andrew Jeanneret (incorporated by reference to Exhibit 10.1 to Millennial Media, Inc.'s Quarterly Report on Form 10-Q (File No. 001-35478), filed on November 10, 2014).

(e)(11)		Key Employee Agreement, dated as of September 30, 2014, by and between Millennial Media, Inc. and Jason Kelly (incorporated by reference to Exhibit 10.20 of Millennial Media, Inc.'s Annual Report on Form 10-K (File No. 001-35478) filed March 11, 2015).

(e)(12)		Offer Letter, dated as of April 24, 2014, by and between Millennial Media, Inc. and Marc Theermann (incorporated by reference to Exhibit 10.21 of Millennial Media, Inc.'s Annual Report on Form 10-K (File No. 001-35478) filed March 11, 2015).

(e)(13)	*	Amended and Restated Key Employee Agreement, dated as of March 26, 2012, by and between Millennial Media, Inc. and Ho Shin, as amended on October 30, 2013 and October 10, 2014.

(e)(14)	*	Amended and Restated Key Employee Agreement, dated as of March 26, 2012, by and between Millennial Media, Inc. and Matthew Gillis, as amended on October 10, 2014.

(e)(15)	*	Key Employee Agreement, dated as of June 1, 2015, by and between Millennial Media, Inc. and Ernest Cormier.

(e)(16)		2006 Equity Incentive Plan, as amended (incorporated by reference to Exhibit 10.7 to Millennial Media, Inc.'s Registration Statement on Form S-1 (File No. 333-178909) filed January 5, 2012).

(e)(17)		Form of Stock Option Agreement under 2006 Equity Incentive Plan (incorporated by reference to Exhibit 10.8 to Millennial Media, Inc.'s Registration Statement on Form S-1 (File No. 333-178909) filed January 5, 2012).

(e)(18)		2012 Equity Incentive Plan (incorporated by reference to Exhibit 4.7 to Millennial Media, Inc.'s Registration Statement on Form S-8 (File No. 333-180540) filed April 3, 2012).

(e)(19)		Amendment No.1 to the Millennial Media, Inc. 2012 Equity Incentive Plan (incorporated by reference to Appendix A of Millennial Media, Inc.'s definitive proxy statement on Schedule 14A (File No. 001-35478) filed April 25, 2014).

(e)(20)		Form of Stock Option Grant Notice and Stock Option Agreement under 2012 Equity Incentive Plan (incorporated by reference to Exhibit 10.10 to Amendment No. 3 to Millennial Media, Inc.'s Registration Statement on Form S-1 (File No. 333-178909) filed March 8, 2012).

(e)(21)		Form of Restricted Stock Unit Grant Notice and Restricted Stock Unit Agreement under 2012 Equity Incentive Plan (incorporated by reference to Exhibit 10.11 to Amendment No. 3 to Millennial Media, Inc.'s Registration Statement on Form S-1 (File No. 333-178909) filed March 8, 2012).

(e)(22)		2014 Equity Inducement Plan (incorporated by reference to Exhibit 4.4 to Millennial Media, Inc.'s Registration Statement on Form S-8 (File No. 333-200962) filed December 15, 2014).

(e)(23)		First Amendment to 2014 Equity Inducement Plan (incorporated by reference to Exhibit 4.8 to Millennial Media, Inc.'s Registration Statement on Form S-8 (File No. 333-200962) filed May 8, 2015).

(e)(24)		Form of Stock Option Grant Notice and Stock Option Agreement under 2014 Equity Inducement Plan (incorporated by reference to Exhibit 4.5 to Millennial Media, Inc.'s Registration Statement on Form S-8 (File No. 333-200962) filed December 15, 2014).

(e)(25)		Form of Restricted Stock Unit Grant Notice and Restricted Stock Unit Agreement under 2014 Equity Inducement Plan (incorporated by reference to Exhibit 4.6 to Millennial Media, Inc.'s Registration Statement on Form S-8 (File No. 333-200962), filed December 15, 2014).

(e)(26)	*	2015 Bonus Plan for executive officers.

*
Filed herewith.

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

        Dated: September 18, 2015

Millennial Media, Inc.
By:	/s/ HO SHIN
	Name:	Ho Shin
	Title:	General Counsel

ANNEX A

LUMA Securities LLC

September 2, 2015
Board of Directors
Millennial Media, Inc.
2400 Boston Street, Suite 201
Baltimore, Maryland 21224
Members of the Board of Directors:

        We understand that Millennial Media, Inc., a Delaware corporation (the "Company"), AOL, Inc., a Delaware corporation ("AOL"), and Mars Acquisition Sub, Inc., a Delaware corporation and a wholly owned subsidiary of AOL ("Acquisition Sub"), propose to enter into an Agreement and Plan of Merger (the "Agreement") pursuant to which, among other things, (i) Acquisition Sub will commence a tender offer (the "Offer") to purchase a majority of the shares of common stock then outstanding (determined on a fully diluted basis), par value $0.001 per share, of the Company ("Common Stock") at a purchase price of $1.75 per share in cash (the "Consideration") and (ii) subsequent to consummation of the Offer, Acquisition Sub will be merged with and into the Company, and the Company shall continue under the name "Millennial Media, Inc." as the surviving corporation (the "Merger" and, together with the Offer as a single integrated transaction, the "Proposed Transaction"), and each outstanding share of Common Stock not previously tendered in the Offer will be canceled and converted in the Merger into the right to receive the Consideration. The terms and conditions of the Proposed Transaction are set forth in more detail in the Agreement. The summary of the Proposed Transaction set forth above is qualified in its entirety by the terms of the Agreement. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Agreement.

        We have been requested by the Board of Directors of the Company (the "Board") to render our opinion with respect to the fairness, from a financial point of view, of the Consideration to be received in the Transaction by holders of Common Stock (other than AOL, Acquisition Sub and their respective affiliates). For such services, the Company has agreed to pay us a cash fee contingent upon consummation of the Offer (the "Transaction Fee") and the Company also has agreed to pay to us a cash fee upon delivery of this opinion (the "Opinion Fee"), a portion of which will be creditable against the Transaction Fee. No portion of the Opinion Fee is contingent upon either the conclusion expressed in this opinion or successful consummation of the Proposed Transaction. The Company also has agreed to reimburse our reasonable expenses and to indemnify us against certain liabilities arising out of our engagement.

        We and our affiliates engage in a wide range of businesses, including, but not limited to, investment banking, asset management and other financial and non-financial services. In the past we have provided, and in the future may provide, financial advisory services to the Company and certain of its affiliates unrelated to the Proposed Transaction, for which services we have received, and expect to receive, compensation including, during the past two years, having acted as a financial advisor to Millennial Media in September 2014 in connection with the Company's acquisition of Nexage. Although we, during the past two years, have not provided, and are not currently providing, financial advisory services to AOL for which we have received compensation, we may provide such services to AOL and/or its affiliates in the future, for which services we would expect to receive compensation.

        We have not been requested to opine as to, and our opinion does not in any manner address, the Company's underlying business decision to proceed with or effect the Proposed Transaction or the likelihood of consummation of the Proposed Transaction. Our opinion does not address the relative merits of the Proposed Transaction as compared to any other transaction or business strategy in which the Company might engage. In addition, we express no opinion on, and our opinion does not in any manner address, the fairness, financial or otherwise, of the Proposed Transaction to, or any consideration received in connection therewith by, the holders of any other securities, creditors or other constituencies of the Company; or the fairness of the amount or the nature of any compensation to any officers, directors or employees of any parties to the Proposed Transaction, or any class of such persons, relative to the Consideration to be paid in the Proposed Transaction or otherwise.

        In arriving at our opinion, we have reviewed and analyzed: (1) the Agreement, and the specific terms of the Proposed Transaction; (2) publicly available information concerning the Company that we believe to be relevant to our analysis, including its Annual Report on Form 10-K for the fiscal year ended December 31, 2014 and Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, 2015 and June 30, 2015; (3) financial and operating information with respect to the business, operations and prospects of the Company furnished to us by the Company, including financial projections of the Company prepared by management of the Company (the "Company Projections"); (4) based on the Company Projections, the unlevered free cash flows expected to be generated by the Company as a stand-alone entity to determine the present value of such cash flows on a discounted basis at various weighted-average costs of capital and exit multiples we deemed appropriate; (5) the trading history and trading volume of the Company's Common Stock from March 29, 2012 to September 1, 2015 (6) a comparison of the historical financial results and present financial condition of the Company with those of other companies that we deemed relevant; and (7) a comparison of the financial terms of the Proposed Transaction with the financial terms of certain other recent transactions that we deemed relevant. In addition, we have had discussions with the management of the Company concerning their respective businesses, operations, assets, liabilities, financial condition and prospects and have undertaken such other studies, analyses and investigations as we deemed appropriate.

        In arriving at our opinion, we have assumed and relied upon the accuracy and completeness of the financial and other information used by us without any independent verification of such information (and have not assumed responsibility or liability for any independent verification of such information) and have further relied upon the assurances of the management of the Company that they are not aware of any facts or circumstances that would make such information inaccurate or misleading. With respect to the Company Projections, upon the advice of the Company, we have assumed that such projections have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company as to the future financial performance of the Company and that the Company will perform substantially in accordance with such projections. We assume no responsibility for and we express no view as to any such projections or estimates or the assumptions on which they are based. In arriving at our opinion, we have not conducted a physical inspection of the properties and facilities of the Company and have not made or obtained any evaluations or appraisals of the assets or liabilities of the Company (including any contingent, derivate, or off-balance sheet assets or liabilities). In addition, our opinion does not address, and we express no view as to any potential liabilities resulting from any pending, threatened or potential litigation or governmental proceedings or investigation involving AOL or its subsidiaries. Our opinion necessarily is based upon market, economic and other conditions as they exist on, and can be evaluated as of, the date hereof. We assume no responsibility for updating or revising our opinion based on events or circumstances that may occur after the date hereof. We express no opinion as to the prices at which shares of the Common Stock or other securities would trade following the announcement of the Proposed Transaction. We have relied, with your consent, upon the assessments of the management of the Company as to, among other things, (i) the potential impact on the Company of market and other trends in and prospects for, and governmental and regulatory matters relating to or affecting, the media and technology industries and the business in which the Company operates and (ii) the products, technology and intellectual property of the Company (including the validity and associated risks thereof). We have assumed, with your consent, that there will be no developments with respect to any such matters that would be meaningful in any respect to our analyses or opinion.

        We have assumed the accuracy of the representations and warranties contained in the Agreement and all agreements related thereto. We have also assumed, upon the advice of the Company, that all material governmental, regulatory and third-party approvals, consents and releases for the Proposed Transaction will be obtained within the constraints contemplated by the Agreement and that the Proposed Transaction will be consummated in accordance with the terms of the Agreement without waiver, modification or amendment of any material term, condition or agreement thereof. Our opinion does not consider, address or include the treatment of, or effect of the Merger on, the Company Options or Company RSU Awards (each as defined in the Agreement). We do not express any opinion as to any tax or other consequences that might result from the Proposed Transaction, nor does our opinion address any legal, tax, regulatory or accounting matters, as to which we understand that the Company has obtained such advice as it deemed necessary from qualified professionals.

        Based upon and subject to the foregoing, we are of the opinion as of the date hereof that, from a financial point of view, the Consideration to be received in the Proposed Transaction by holders of Common Stock (other than AOL, Acquisition Sub and their respective affiliates) is fair, from a financial point of view, to such holders.

        LUMA Securities LLC and its affiliates engage in a wide range of businesses including, but not limited to investment banking, asset management and other financial and non-financial services. In the ordinary course of our business, we and our affiliates may actively trade and effect transactions in the equity, debt and/or other securities (and any derivatives thereof) and financial instruments (including loans and other obligations) of the Company and AOL for our own account and for the accounts of our customers and, accordingly, may at any time hold long or short positions and investments in such securities and financial instruments.

        This opinion, the issuance of which has been approved by our Fairness Opinion Committee, is for the use and benefit of the Board and is rendered to the Board in connection with its consideration of the Proposed Transaction. This opinion does not constitute advice or a recommendation to any stockholder as to whether any stockholder should tender shares of Common Stock in the Offer or how any stockholder should act on any matter relating to the Proposed Transaction.

Very truly yours,

/s/ LUMA Securities LLC
LUMA Securities LLC

ANNEX B

SECTION 262 OF THE GENERAL CORPORATION LAW OF THE STATE OF DELAWARE

§ 262. Appraisal rights

        (a)   Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder's shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word "stockholder" means a holder of record of stock in a corporation; the words "stock" and "share" mean and include what is ordinarily meant by those words; and the words "depository receipt" mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

        (b)   Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title and, subject to paragraph (b)(3) of this section, § 251(h) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263 or § 264 of this title:

          (1)   Provided, however, that, except as expressly provided in § 363(b) of this title, no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation, were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

          (2)   Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:

            a.     Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

            b.     Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

            c.     Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

            d.     Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

          (3)   In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 251(h), § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

          (4)   In the event of an amendment to a corporation's certificate of incorporation contemplated by § 363(a) of this title, appraisal rights shall be available as contemplated by § 363(b) of this title, and the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as practicable, with the word "amendment" substituted for the words "merger or consolidation", and the word "corporation" substituted for the words "constituent corporation" and/or "surviving or resulting corporation".

        (c)   Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

        (d)   Appraisal rights shall be perfected as follows:

          (1)   If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder's shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder's shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder's shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

          (2)   If the merger or consolidation was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the tender or exchange offer contemplated by § 251(h) of this title and 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder's shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder's shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this title, later than the later of the consummation of the tender or exchange offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder's shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

        (e)   Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder's demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder's written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person's own name, file a petition or request from the corporation the statement described in this subsection.

        (f)    Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

        (g)   At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

        (h)   After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder's certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

        (i)    The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court's decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

        (j)    The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney's fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

        (k)   From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder's demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder's demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

        (l)    The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.